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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
and Information Pursuant to Section 14(f) of the
Securities Exchange Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DIGITAL ISLAND, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25385N 10 1
(CUSIP Number of Class of Securities)

Ruann F. Ernst
Chief Executive Officer and President
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, California 94105
Telephone: (415) 738-4100
Facsimile: (415) 738-4141

with copies to:
Curtis L. Mo, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
Telephone: (650) 424-0160
Facsimile: (650) 496-2885

and

Eric Simonson, Esq.
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, New York, 10019
Telephone: (212) 581-1600
Facsimile: (212) 586-7878

(Names, Addresses and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing this Statement)

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates to an offer by Dali Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Cable and Wireless plc, a public limited company organized and existing under the laws of England ("Cable and Wireless"), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digital Island, Inc., a Delaware corporation ("Digital Island" or, the "Company").

Item 1.  Subject Company Information.

    The name of the subject company is Digital Island, Inc. Digital Island's principal executive office is located at 45 Fremont Street, 12th Floor, San Francisco, California 94105, and our telephone number is (415) 738-4100. The terms "Digital Island," "Company," "we," "us" and "our" as used in this Statement refer to Digital Island and its subsidiaries as a combined entity, except where it is made clear that such term means only the parent company.

    The title of the class of equity securities to which this Statement relates is our common stock, par value $0.001 per share. As of May 10, 2001, 82,226,556 shares of our common stock were issued and outstanding. In addition, options to purchase an aggregate of 14,081,953 shares of our common stock at a weighted average exercise price of $12.50 per share, warrants to purchase an aggregate of 120,393 shares of our common stock at a weighted average exercise price of $68.11 per share, stock purchase rights to purchase an aggregate of 200,000 shares of our common stock at a purchase price as determined in accordance with the Company's 1999 Employee Stock Purchase Plan and $345 million aggregate principal amount of our convertible subordinated notes convertible into an aggregate of approximately 2,621,381 shares of our common stock at a conversion price of $131.61 per share, were issued and outstanding as of May 10, 2001.

Item 2.  Identity and Background of Filing Person.

    We are also the filing person for this Statement. Our name, business address and telephone number are set forth in Item 1 above.

    This Statement relates to the tender offer by Purchaser to purchase all of the issued and outstanding shares of our common stock at the purchase price of $3.40 per share, net to the seller in cash, without interest and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2001, (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are attached hereto as Exhibits 2.1 and 2.2, respectively, and each is incorporated herein by reference. The Offer is described in a Tender Offer Statement filed on Schedule TO, dated May 21, 2001 (the "Schedule TO"), which was filed with the United States Securities and Exchange Commission (the "SEC"), on May 21, 2001 and is incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 14, 2001, by and among Cable and Wireless, Digital Island and Purchaser (the "Merger Agreement"). The Merger Agreement provides that, among other things, as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, Purchaser shall be merged with and into Digital Island (the "Merger") with Digital Island continuing as the surviving corporation and a wholly owned subsidiary of Cable and Wireless (the "Surviving Corporation").

    At the effective time of the Merger, each outstanding share of our common stock (other than shares held by us in treasury or by Cable and Wireless or Purchaser, which shall be cancelled, and shares held by any stockholders, who are entitled to and have properly perfected appraisal rights under the Delaware General Corporation Law) will be converted into the right to receive $3.40 in cash, or any other higher price that may be paid per share in the Offer.

    The Merger Agreement was previously filed with the SEC on May 15, 2001, in connection with Digital Island's periodic report on Form 10-Q and is incorporated in its entirety herein by reference as Exhibit 2.3 hereto.

    As set forth in the Schedule TO, the principal executive offices of Cable and Wireless and Purchaser are located at 124 Theobalds Road, London, WC1X 8RX, United Kingdom, and their telelphone number is (44) (0) 20 7315 4000. All information in this Statement or incorporated by reference in this Statement concerning Cable and Wireless or Purchaser, or actions or events with respect to either of them, was provided by Cable and Wireless or Purchaser, respectively. Information contained in this Statement with respect to our company and our advisors, or actions or events with respect to either of them, has been provided by us.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

    For a description of certain contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates, or (2) Cable and Wireless or Purchaser or their executive officers, directors or affiliates, see "Section 10. Background of the Offer; the Merger Agreement and Related Agreements" in the Schedule TO, which is incorporated by reference in this Statement. Other contracts, agreements, arrangements or understandings between us or our affiliates and certain of our directors and executive officers are described herein or in the Additional Information, which is referenced in Exhibit 3.1 and attached as Annex B hereto.

    Except as set forth herein, in Annex B or as incorporated by reference herein, to our knowledge, as of the date of this Statement, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between us or our affiliates and (1) our executive officers, directors or affiliates, or (2) Cable and Wireless or Purchaser or their respective executive officers, directors or affiliates.

    In considering the recommendation of our board of directors set forth in Item 4 below, our stockholders should be aware that certain of our executive officers and directors may have interests in the Offer and the Merger, which are described herein and in Annex B hereto, and which may present them with certain conflicts of interest. Our board of directors is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

The Merger Agreement

    We incorporate by reference the summary of the material provisions of the Merger Agreement and a statement of the material conditions to the tender offer which are included in "Section 10. The Merger Agreement" and "Section 14. Certain Conditions to the Offer," respectively, of the Offer to Purchase. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been attached as Exhibit 2.1 to the report on Form 10-Q we filed with the SEC on May 15, 2001, and we incorporate it by reference. The summary may not contain all the information that is important to you. Accordingly, you should read carefully the Merger Agreement in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

  Stock Options

    We maintain the following stock option plans: "The Digital Island 1999 Stock Incentive Plan" and "The Digital Island 2000 Supplemental Stock Option Plan." The table below shows, as to each of our directors and executive officers, the number of shares of our common stock subject to options granted under these stock option plans. The Merger Agreement provides that, at the effective time of the Merger, except as otherwise provided in employment agreements entered into by individuals and the Company and Cable and Wireless, each outstanding and unexercised option to purchase shares of our common stock that has an exercise price less than $3.40, whether vested or unvested, will be cancelled and converted into an obligation of Cable and Wireless to pay to the holders of those options a cash amount for each option that is equal to (1) the excess of the $3.40 per share consideration, or any higher price that may be paid per share in the Offer, over the exercise price per share of the subject option multiplied by (2) the number of shares underlying the option. The cash due on the unvested portion of those options will be paid over time in accordance with the applicable vesting schedule. Each outstanding and unexercised option to purchase shares of our common stock that has an exercise price greater than $3.40 will be cancelled at the effective time of the Merger in accordance with our plans.

    Except as indicated below, none of the Company's executive officers or directors hold stock options with an exercise price less than the per share Offer price of $3.40. The chart below sets forth (1) the number of shares subject to options with a per share exercise price less than the per share Offer price and (2) the net amount each executive officer and director would receive either in connection with the option exercise and tender of the underlying shares or the cash out of such options in connection with the Merger.

Name	Position	Shares Subject to Options with an Exercise Price Less Than The Offer Price(1)	Value Realized($)
Ruann F. Ernst	Chief Executive Officer, President and Director	404,227	$768,031.30
Charles Picasso	Chief Operating Officer	0	—
Chris Albinson	Chief Strategy Officer	0	—
Timothy Wilson	Chief Marketing Officer	53,200	$133,000.00
Howard Lasky	Vice President, General Counsel and Secretary	0	—
Addo Barrows	Interim Chief Financial Officer	38,600	$75,278.00
Charlie Bass	Director	10,000	$19,000.00
Mary Cirillo-Goldberg(2)	Director	30,000	$57,000.00
Christos Cotsakos	Director	30,000	$32,000.00
G. Bradford Jones	Director	10,000	$19,000.00
Robert Marbut(3)	Director	30,000	$42,000.00
Shahan Soghikian	Director	10,000	$19,000.00

(1)
Using the $3.40 per share offer price.

(2)
Ms. Cirillo-Goldberg was elected to our board of directors at the 2001 annual meeting of stockholders held on April 3, 2001.

(3)
Mr. Marbut was appointed to our board of directors on May 9, 2001.

  Restricted Common Stock

    On April 6, 2001, our compensation committee authorized the implementation of an option exchange program for certain members of our senior management as part of a retention initiative to address the recent decline in the price of our common stock and the resulting failure of the outstanding stock options to serve as a meaningful incentive for continued employment. Under the option exchange program, members of our senior management were given the opportunity to exchange their outstanding options with exercise prices above a designated price per share for shares of restricted common stock. The option exchange program commenced on April 6, 2001 and concluded on April 23, 2001. During this period, our eligible executive officers exchanged outstanding options to purchase an aggregate of 2,027,750 shares of our common stock in exchange for an aggregate of 1,015,083 shares of restricted common stock. The shares of restricted common stock were issued out of the share reserve under our 1999 Stock Incentive Plan upon the individual's payment of the $0.001 per share par value. The restricted common stock vests in a series of installments over a 3-year period of continued service to us, as provided in the Restricted Stock Issuance Agreement. The options exchanged for the restricted common stock were cancelled, and the shares of common stock underlying those cancelled options were returned to the share reserve under the Company's 1999 Stock Incentive Plan.

    The chart below sets forth (1) the number of shares of restricted common stock granted to each of our executive officers pursuant to the option exchange program and (2) the net amount each executive officer would receive either in connection with the tender of the restricted common stock or the cash out of the restricted common stock in connection with the Merger.

Name	Position	Number of Shares of Restricted Common Stock	Value Realized(1)
Ruann F. Ernst	Chief Executive Officer, President and Director	283,333	$963,332.20
Charles Picasso	Chief Operating Officer	333,333	$1,133,332.20
Chris Albinson	Chief Strategy Officer	188,417	$640,617.80
Timothy Wilson	Chief Marketing Officer	73,333	$249,332.20
Howard Lasky	Vice President, General Counsel and Secretary	136,667	$464,667.80

(1)
Using the $3.40 per share offer price.

  Agreements with our Executive Officers

    In connection with the negotiation of the Merger, the following individuals, who currently hold the positions indicated below, have executed offer letters and employment agreements with Digital Island and Cable and Wireless to become effective upon the successful completion of the Offer:

  Ruann F. Ernst, Chief Executive Officer, President and Director
  Charles Picasso, Chief Operating Officer
  Timothy Wilson, Chief Marketing Officer
  Addo Barrows, Chief Financial Officer

    If these employment agreements become effective, they will replace existing employment agreements or arrangements currently in place for these individuals. In addition, pursuant to such executed offer letters and employment agreements, upon completion of the Offer, these individuals waive any and all claims to benefits that would have been receivable on account of a "change of control" or a "corporate transaction" with respect to Digital Island, including rights to Digital Island stock options and restricted Digital Island common stock, as described below.

  Ruann F. Ernst

    Pursuant to the terms of her offer letter and employment agreement, Ms. Ernst has agreed to serve as President and Chief Executive Officer of Digital Island, reporting to the Chief Executive Officer of Cable and Wireless Global. For her services, we will pay Ms. Ernst an initial annual base salary of $250,000, and she will have the opportunity to earn a target bonus based upon a percentage of her base salary. In addition, she will be paid a deferred bonus in the amount of $625,000, subject to the following conditions: (i) 40% of the deferred bonus will be paid three months after the completion of the Offer if she remains employed with Digital Island; and (ii) the remaining 60% of the deferred bonus will be paid nine months after the completion of the Offer if she remains employed with Digital Island.

    In addition, subject to certain terms and conditions, Ms. Ernst will be granted the following stock compensation:

  •
  Stock options in shares of Cable and Wireless stock. Within forty-five (45) days following the completion of the Offer, she will be granted stock options to purchase 150,000 common shares of Cable and Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. Subject to the approval of Cable and Wireless' shareholders of the proposed stock option plan, options will vest at a rate of 25% per year over the four-year period measured from the date of grant.

  •
  Restricted shares of Cable and Wireless stock. At the completion of the Offer, the shares of Digital Island common stock issued to Ms. Ernst in the option exchange program of April 23, 2001 (the "Restricted Shares") and all of her remaining outstanding stock options to purchase shares of Digital Island common stock will be cancelled. In return for those cancelled shares and options, she will be awarded restricted shares of Cable and Wireless common stock ("Cable and Wireless Shares") to be issued to her in a series of installments over her period of continued employment. The conversion process will be effected as follows:

  (i)
  The rollover value of her cancelled Restricted Shares will be determined by multiplying the number of those shares by the Per Share Amount paid in the Offer.

  (ii)
  The rollover value of each of her cancelled options will be determined by multiplying the number of shares of Digital Island common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.

  (iii)
  The combined rollover value of her cancelled Restricted Shares and options will then be divided by the average closing selling price per common share of Cable and Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable and Wireless Shares to which she will be entitled.

    The Cable and Wireless Shares so calculated will be awarded to Ms. Ernst in accordance with the following vesting schedule over her period of continued employment with Digital Island:

    (i)  She will be awarded 25% of her Cable and Wireless shares on the 6-month anniversary of the completion of the Offer, if she continues in Digital Island's employ through such date.

    (ii) She will be awarded another 25% of her Cable and Wireless Shares on the 12-month anniversary of the completion of the Offer, if she remains in Digital Island's employ through that date. At that time, she will also be awarded, subject to her development and delivery of an integration plan for Digital Island approved by Cable and Wireless, bonus shares in an amount equal to 150% of the Cable and Wireless Shares awarded to her under paragraph (i) and the first sentence of this paragraph (ii). As a further performance incentive, she will also be awarded a second share bonus up to an amount equal to 150% of the Cable and Wireless Shares awarded under paragraph (i) and the first sentence of this paragraph (ii), with the actual number of such shares to be determined on a pro-rata basis to the extent Digital Island achieves certain performance targets.

    (iii) She will be awarded another 25% of her Cable and Wireless Shares on the 18-month anniversary of the completion of the Offer, if she continues in Digital Island's employ through such date.

    (iv) She will be awarded the remaining 25% of her Cable and Wireless Shares on the 24-month anniversary of the completion of the Offer, if she continues in Digital Island's employ through such date. At that time, she will also be awarded, subject to her development and delivery of an integration plan for Digital Island, bonus shares in an amount equal to 150% of the Cable and Wireless Shares awarded to her under paragraph (iii) and the first sentence of this paragraph (iv). As a further performance incentive, she will also be awarded at that time a second share bonus up to an amount equal to 150% of the Cable and Wireless Shares awarded to her under paragraph (iii) and the first sentence of this paragraph (iv), with the actual number of such shares to be determined on a pro-rata basis, to the extent the Company achieves certain performance targets.

    Under the terms of her new employment agreement, Ms. Ernst will have the right to terminate her employment upon 3-months prior written notice. Her employment will be terminable by the Company upon 12-months prior written notice.

    If the Company terminates her employment for any reason other than for Cause (as defined in her new employment agreement) or if she terminates her employment with the Company for Good Reason (as defined in her offer letter), then (a) all her outstanding Cable and Wireless options and her Cable and Wireless Shares would vest fully, she would also immediately vest in 75% of the maximum number of bonus shares awardable to her, whether or not the performance targets are in fact attained, and she would have a twelve-month period following the termination of her employment in which to exercise her Cable and Wireless options, (b) she and her eligible dependents would be entitled to continued health coverage under the Company's medical plan at no cost for a period of twelve months after her termination, (c) she would be entitled to salary continuation payments, at base salary rate in effect for her at the time of such termination, for a period of twelve months after her termination, and (d) she would be entitled to 50% of her bonus for the fiscal year of her termination, to be paid within 90 days after the close of such fiscal year.

    If the Company terminates her employment for any reason other than for Cause, or if she terminates her employment for Good Reason, within 9 months after the completion of the Offer, then she would also be entitled to payment of the portion of her deferred bonus that was unpaid on the date of her termination.

    If she terminates her employment for any reason other than Good Reason during the 12-month period measured from the completion of the Offer, she would be entitled to a severance payment equal to the sum of (a) the amount she would have received if she had exercised all of her currently vested Digital Island stock options and all of her Digital Island stock options that would have vested had those options continued in effect until her termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or her stock option agreements) and tendered the stock acquired upon such exercise in the Offer, plus (b) the amount she would have received if she had tendered in the Offer all of her vested Restricted Shares and all of the Restricted Shares which would have vested had she continued to hold those shares until her termination of employment (without regard to any shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or her restricted stock issuance agreement).

    In addition, Ms. Ernst may be granted additional shares of Cable and Wireless restricted common stock which will be subject to vesting based on service and/or performance milestones. To date, the additional number of shares of restricted common stock has not been determined.

    In the event that any payment or distribution by the Company to her would be subject to the 20% excise tax imposed by Internal Revenue Code Section 4999 or any interest or penalties incurred by her with respect to such excise tax, she will be entitled to receive an additional payment in an amount such that after a reduction reflecting her total tax liability, including, without limitation, her total income tax (including any applicable federal, state, or local income taxes) and excise tax liability with respect to the additional payment, she would retain an amount of the additional payment equal to the excise tax imposed on any payments.

    The terms of her existing loans from Digital Island obtained to purchase shares of the Company's common stock, together with the existing bonus arrangement under which she is provided with funds from time to time to repay those loans, will remain in effect.

  Charles Picasso

    Pursuant to the terms of his offer letter and employment agreement, Mr. Picasso has agreed to serve as Chief Operating Officer of Digital Island. For his services, Digital Island will pay Mr. Picasso an initial annual base salary of $250,000, and he will have the opportunity to earn a target bonus based upon a percentage of his base salary. In addition, he will be paid a deferred bonus equal to the sum of his base salary and target bonus, subject to the following conditions: (i) 40% of the deferred bonus will be paid three consecutive months after the completion of the Offer if he remains employed with Digital Island; and (ii) the remaining 60% of the deferred bonus will be paid nine consecutive months after the completion of the Offer if he remains employed with Digital Island.

    In addition, subject to certain terms and conditions, Mr. Picasso will be granted the following stock compensation:

  •
  Stock options in shares of Cable and Wireless stock. Within forty-five (45) days following the completion of the Offer, he will be granted stock options to purchase common shares of Cable and Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. The number of shares subject to such option will be determined by multiplying his annual rate of base salary by three and dividing the sum by the exercise price. Subject to the approval of Cable and Wireless' shareholders of the proposed stock option plan, the options will vest at a rate of 25% of those shares per year over the four-year period measured from the date of grant.

  •
  Restricted shares of Cable and Wireless stock. At the completion of the Offer, the Restricted Shares of Digital Island common stock issued to Mr. Picasso in the option exchange program of April 23, 2001 and all of his remaining outstanding stock options to purchase shares of Digital Island common stock will be cancelled. In return for those cancelled shares and options, he will be awarded Cable and Wireless Shares to be issued to him in a series of installments over his period of continued employment. The conversion process will be effected as follows:

  (i)
  The rollover value of his cancelled Restricted Shares will be determined by multiplying the number of those shares by the Per Share Amount paid in the Offer.

  (ii)
  The rollover value of each of his cancelled options will be determined by multiplying the number of shares of Digital Island common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.

  (iii)
  The combined rollover value of his cancelled Restricted Shares and options will then be divided by the average closing selling price per common share of Cable and Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable and Wireless Shares to which he will be entitled.

    The Cable and Wireless Shares so calculated will be awarded to Mr. Picasso in accordance with the following vesting schedule over his period of continued employment with Digital Island:

    (i)  He will be awarded 50% of his Cable and Wireless Shares on the 12-month anniversary of the completion of the Offer, if he remains in Digital Island's employ through that date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, a special share bonus in an amount equal to 25% of the Cable and Wireless Shares awarded to him under this paragraph (i).

    (ii) He will be awarded the remaining 50% of his Cable and Wireless Shares on the 24-month anniversary of the completion of the Offer, if he continues in Digital Island's employ through such date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, a special share bonus in an amount equal to 50% of the Cable and Wireless Shares awarded to him under this paragraph (ii).

    Mr. Picasso's employment under the terms of the new employment agreement will be terminable at will by either the Company or himself.

    If the Company terminates his employment for any reason other than for Cause (as defined in his new employment agreement) or if he terminates his employment for Good Reason (as defined in his new employment agreement), then (a) all of his outstanding Cable and Wireless options and Cable and Wireless Shares would vest fully and he would also immediately vest in the maximum number of additional bonus shares awardable to him, (b) he would be entitled to continued health coverage under the Company's medical plan at no cost for a period of twelve months after his termination, and (c) he would be entitled to salary continuation payments, at the rate of base salary rate in effect for him at the time of such termination, for a period of twelve months after his termination.

    If the Company terminates his employment for any reason other than for Cause, or if he terminates his employment for Good Reason, within 9 months after the completion of the Offer, he will also be entitled to payment of the portion of his deferred bonus that was unpaid on the date of his termination.

    If he terminates his employment during the 12-month period measured from the completion of the Offer, he will be entitled to a severance payment equal to the sum of (a) the amount he would have received if he had exercised all of his currently vested Digital Island stock options and all of his Digital Island stock options that would have vested had those options continued in effect until his termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his stock option agreements) and tendered the stock acquired upon such exercise in the Offer, plus (b) the amount he would have received if he had tendered in the Offer all of his vested Restricted Shares and all the Restricted Shares which would have vested had he continued to hold those shares until his termination of employment (without regard to any shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his restricted stock issuance agreement).

In the event that any benefits or payments to which he becomes entitled upon a termination of his employment within twelve (12) months following the completion of the Offering would otherwise constitute an excess parachute payment under Section 280G of the U.S. Internal Revenue Code, then such benefits or payments will be subject to reduction to the extent necessary to assure that he receives the greater of (i) the amount that would not constitute an excess parachute payment, or (ii) the amount which yields him the greatest after-tax amount of benefits after taking into account any excise tax imposed on the benefits provided to him under his offer letter (or any other benefits to which he may be entitled in connection with his termination) under Section 4999 of the U.S. Internal Revenue Code.

  Timothy Wilson

    Pursuant to the terms of his offer letter and employment agreement, Mr. Wilson has agreed to serve as Chief Marketing Officer of Digital Island. For his services, Digital Island will pay Mr. Wilson an initial annual base salary of $200,000, and he will have the opportunity to earn a target bonus based upon a percentage of his base salary.

    In addition, he will be paid a deferred bonus equal to one times his base salary, subject to the following conditions: (i) 40% of the deferred bonus will be paid three months after the completion of the Offer if he remains employed with Digital Island; and (ii) 60% of the deferred bonus will be paid nine months after the completion of the Offer if he remains employed with Digital Island.

    Moreover, subject to certain terms and conditions, Mr. Wilson will be granted the following stock compensation for future services:

  •
  Stock options in shares of Cable and Wireless stock. Within forty-five (45) days following the completion of the Offer, he will be granted stock options to purchase common shares of Cable and Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. Subject to the approval of Cable and Wireless' shareholders of the proposed stock option plan, Mr. Wilson's stock options will cover 75,000 shares. The options will vest at a rate of 25% of the shares per year over the four-year period measured from the date of grant.

  •
  Restricted shares of Cable and Wireless stock. At the completion of the Offer, the Restricted Shares of Digital Island common stock issued to him in the option exchange program of April 23, 2001 and all of his remaining outstanding stock options to purchase shares of Digital Island common stock will be cancelled. In return for those cancelled shares and options, he will be awarded Cable and Wireless Shares to be issued in a series of installments over his period of continued employment. The conversion process will be effected as follows:

  (i)
  The rollover value of their cancelled Restricted Shares will be determined by multiplying the number of those shares by the Per Share Amount paid in the Offer.

  (ii)
  The rollover value of each of their cancelled options will be determined by multiplying the number of shares of Digital Island common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.

  (iii)
  The combined rollover value of the cancelled Restricted Shares and options for him will then be divided by the average closing selling price per common share of Cable and Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable and Wireless Shares.

    The number of Cable and Wireless Shares calculated for him will be awarded in accordance with the following vesting schedule over their period of continued employment with Digital Island.

    (i)  He will be awarded 25% of his Cable and Wireless Shares on the 6-month anniversary of the completion of the Offer, if he remains in Digital Island's employ through that date.

    (ii) He will be awarded another 25% of his Cable and Wireless Shares on the 12-month anniversary of the completion of the Offer, if he remains in Digital Island's employ through that date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, bonus shares in an amount equal to 25% of the Cable and Wireless Shares awarded to him under paragraphs (i) and (ii).

    (iii) He will be awarded the remaining 50% of his Cable and Wireless Shares on the 24-month anniversary of the completion of the Offer, if he continues in Digital Island's employ through such date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, bonus shares in an amount equal to 50% of the Cable and Wireless Shares awarded to him under this paragraph (iii).

    In addition, Mr. Wilson may be granted additional shares of Cable and Wireless restricted common stock which will be subject to vesting based on service and/or performance milestones. To date, the additional number of shares of restricted common stock has not been determined.

    The employment of Mr. Wilson under the terms of the new employment agreement will be terminable at will by either the Company or the individual.

    If the Company terminates his employment for any reason other than for Cause (as defined in his new employment agreement) or if he terminates his employment for Good Reason (as defined in his new employment agreement), then (a) all of his outstanding Cable and Wireless options and Cable and Wireless Shares would vest fully and he would also immediately vest in the maximum number of additional bonus shares awardable to him, (b) he would be entitled to continued health coverage under the Company's medical plan at no cost for a period of six months after his termination, and (c) he would be entitled to salary continuation payments, at the rate of base salary rate in effect for him at the time of such termination, for a period of six months after his termination.

    If the Company terminates his employment for any reason other than for Cause, or if he terminates his employment for Good Reason, within 9 months after the completion of the Offer, he will also be entitled to payment of the portion of his deferred bonus that was unpaid on the date of his termination.

    If he terminates his employment during the 12-month period measured from the completion of the Offer, he will be entitled to a severance payment equal to the sum of (a) the amount he would have received if he had exercised all of his currently vested Digital Island stock options and all of his Digital Island stock options that would have vested had those options continued in effect until his termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his stock option agreements) and tendered the stock acquired upon such exercise in the Offer, plus (b) the amount he would have received if he had tendered in the Offer all of his vested Restricted Shares and all the Restricted Shares which would have vested had he continued to hold those shares until his termination of employment (without regard to any shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his restricted stock issuance agreement).

    In the event that any benefits or payments to which he becomes entitled upon a termination of his employment within twelve (12) months following the completion of the Offering would otherwise constitute an excess parachute payment under Section 280G of the U.S. Internal Revenue Code, then such benefits or payments will be subject to reduction to the extent necessary to assure that he receives the greater of (i) the amount that would not constitute an excess parachute payment, or (ii) the amount which yields him the greatest after-tax amount of benefits after taking into account any excise tax imposed on the benefits provided to him under his offer letter (or any other benefits to which he may be entitled in connection with his termination) under Section 4999 of the U.S. Internal Revenue Code.

  Addo Barrows

    Pursuant to the terms of his offer letter and employment agreement, Mr. Barrows has agreed to serve as Vice-President and Treasurer of Digital Island. For his services, Digital Island will pay Mr. Barrows an initial annual base salary of $150,000, and he will have the opportunity to earn a target bonus based upon a percentage of his base salary.

    In addition, he will be paid a deferred bonus equal to one times his base salary, subject to the following conditions: (i) 40% of the deferred bonus will be paid three months after the completion of the Offer if he remains employed with Digital Island; and (ii) 60% of the deferred bonus will be paid nine months after the completion of the Offer if he remains employed with Digital Island.

    Moreover, subject to certain terms and conditions, Mr. Barrows will be granted the following stock compensation for future services:

  •
  Stock options in shares of Cable and Wireless stock. Within forty-five (45) days following the completion of the Offer, he will be granted stock options to purchase common shares of Cable and Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. The number of shares subject to such options will be determined by dividing his annual rate of base salary by the excercise price for the options. Subject to the approval of Cable and Wireless' shareholders of the proposed stock option plan, the options will vest at a rate of 25% of the shares per year over the four-year period measured from the date of grant.
  •
  Restricted shares of Cable and Wireless stock. At the completion of the Offer, all of Mr. Barrow's Restricted Shares of Digital Island common stock and all of his remaining outstanding stock options to purchase shares of Digital Island common stock will be cancelled. In return for those cancelled shares and options, he will be awarded Cable and Wireless Shares to be issued in a series of installments over their period of continued employment. The conversion process will be effected as follows:
  (i)
  The rollover value of their cancelled Restricted Shares will be determined by multiplying the number of those shares by the Per Share Amount paid in the Offer.
  (ii)
  The rollover value of each of their cancelled options will be determined by multiplying the number of shares of Digital Island common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.
  (iii)
  The combined rollover value of the cancelled Restricted Shares and options for him will then be divided by the average closing selling price per common share of Cable and Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable and Wireless Shares.

    The number of Cable and Wireless Shares calculated for him will be awarded in accordance with the following vesting schedule over their period of continued employment with Digital Island.

    (i)  He will be awarded 50% of his Cable and Wireless Shares on the 12-month anniversary of the completion of the Offer, if he remains in Digital Island's employ through that date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, bonus shares in an amount equal to 25% of the Cable and Wireless Shares awarded to him under this paragraph (i).

    (ii) He will be awarded the remaining 50% of his Cable and Wireless Shares on the 24-month anniversary of the completion of the Offer, if he continues in Digital Island's employ through such date. At that time, he will also be awarded, subject to the substantial achievement of the Digital Island performance goals set forth in the agreed upon business plan, bonus shares in an amount equal to 50% of the Cable and Wireless Shares awarded to him under this paragraph (ii).

    The employment of Mr. Barrow under the terms of the new employment agreement will be terminable at will by either the Company or the individual.

    If the Company terminates his employment for any reason other than for Cause (as defined in his new employment agreement) or if he terminates his employment for Good Reason (as defined in his new employment agreement), then (a) all of his outstanding Cable and Wireless options and Cable and Wireless Shares would vest fully and he would also immediately vest in the maximum number of additional bonus shares awardable to him, (b) he would be entitled to continued health coverage under the Company's medical plan at no cost for a period of six months after his termination, and (c) he would be entitled to salary continuation payments, at the rate of base salary rate in effect for him at the time of such termination, for a period of six months after his termination.

    If the Company terminates his employment for any reason other than for Cause, or if he terminates his employment for Good Reason, within 9 months after the completion of the Offer, he will also be entitled to payment of the portion of his deferred bonus that was unpaid on the date of his termination.

    If he terminates his employment during the 12-month period measured from the completion of the Offer, he will be entitled to a severance payment equal to the sum of (a) the amount he would have received if he had exercised all of his currently vested Digital Island stock options and all of his Digital Island stock options that would have vested had those options continued in effect until his termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his stock option agreements) and tendered the stock acquired upon such exercise in the Offer, plus (b) the amount he would have received if he had tendered in the Offer all of his vested Restricted Shares and all the Restricted Shares which would have vested had he continued to hold those shares until his termination of employment (without regard to any shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Company's stock plans or his restricted stock issuance agreement).

    In the event that any benefits or payments to which he becomes entitled upon a termination of his employment within twelve (12) months following the completion of the Offering would otherwise constitute an excess parachute payment under Section 280G of the U.S. Internal Revenue Code, then such benefits or payments will be subject to reduction to the extent necessary to assure that he receives the greater of (i) the amount that would not constitute an excess parachute payment, or (ii) the amount which yields him the greatest after-tax amount of benefits after taking into account any excise tax imposed on the benefits provided to him under his offer letter (or any other benefits to which he may be entitled in connection with his termination) under Section 4999 of the U.S. Internal Revenue Code.

    These descriptions of the employment arrangements and offer letters for the above individuals are qualified in their entirety by reference to the complete text of their offer letters and the form of employment agreement, filed as Exhibits 3.2 through and including 3.5 and Exhibit 3.6, respectively, hereto and incorporated herein by reference.

    In addition to the above executive officers, Cable and Wireless has made offers of employment to certain of our other officers and key employees.

Arrangements With Respect to Our Board of Directors

  Director and Officer Indemnification; Insurance

    The Merger Agreement provides that Cable and Wireless will indemnify each person who is now, or has been at any time prior to the execution date of the Merger Agreement, an officer or director of Digital Island to the fullest extent permitted by law, for any claim, liability, loss, damage, amount paid in settlement, cost or expense, including reasonable attorney fees and expenses, occurring at or prior to the effective time of the Merger. The Merger Agreement further provides that Cable and Wireless shall and shall cause the Surviving Corporation to maintain Digital Island's existing officers' and directors' liability insurance ("D&O Insurance") for a period of not less than six years after the effective time of the Merger; provided, however, that Cable and Wireless may substitute the current policies with policies of substantially equivalent coverage and amounts containing terms no less favorable to such former officers and directors.

    The Delaware General Corporate Law permits, and Article VIII of our amended and restated certificate of incorporation and certain provisions of our bylaws provide for, the elimination of liability of our directors for monetary damages for any act or omission as a director in any proceeding brought by or in the right of our Company or brought by or on behalf of our stockholders except for (a) cases of intentional misconduct or a knowing violation of law, (b) any breach of the director's duty of loyalty to our Company or our stockholders, (c) any transaction from which the director derived an improper benefit, (d) acts or omissions for which liability is expressly provided by statute or (e) acts related to an unlawful stock repurchase or payment of a dividend. Any indemnification obligation will be subject to limitations imposed under applicable law. The Delaware General Corporate Law also permits, and our amended and restated certificate of incorporation provides for mandatory indemnification of any director or officer of the Company who is, was, or is threatened to be made, a party to a proceeding (including any proceeding by or in the right of the Company) because (a) he or she is or was a director or officer of the Company or (b) he or she is or was serving the Company or other legal entity in any capacity at the request of the Company while a director or officer of the Company, against all liabilities and expenses reasonably incurred in connection with such proceeding, if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company. In addition, the Company's amended and restated certificate of incorporation expressly authorizes the Company to enter into agreements to indemnify its officers and directors to the fullest extent permitted by the Delaware General Corporation Law and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

    We incorporate by reference the full text of Article VIII of our amended and restated certificate of incorporation and Article VII, Section 6 of our bylaws which we filed as Exhibits 3.7 and 3.8, respectively, to this Statement.

Agreements with Cable and Wireless, Purchaser or their Affiliates

  Confidentiality Agreement

    On September 21, 2000, we executed a confidentiality agreement with Cable and Wireless. The confidentiality agreement contains customary provisions pursuant to which, among other things, each party agreed to keep confidential all of the other party's nonpublic, confidential or proprietary information furnished to it subject to certain exceptions, and to use the confidential information solely in connection with evaluating a business combination among the parties. In addition, the confidentiality agreement provides, among other things, that for a period of 18 months from the date of the exclusivity letter agreement, neither party nor its respective representatives will directly or indirectly solicit for employment or employ any employee of the other party.

    We incorporate by reference the full text of the confidentiality agreement which we filed as Exhibit 3.9 to this Statement.

Item 4.  The Solicitation or Recommendation.

Recommendation of Our Board of Directors

    Our board of directors, at a meeting duly called and held on May 13, 2001, after discussion and deliberation unanimously:

      (1) determined that the Merger Agreement is advisable and fair to, and in the best interests of, our company and our stockholders,

      (2) approved the execution, delivery and performance of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and

      (3) declared the advisability of the Merger Agreement and resolved to recommend acceptance of the offer and adoption of the Merger Agreement by the holders of shares of our common stock.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER. A LETTER TO THE COMPANY'S STOCKHOLDERS FROM RUANN F. ERNST, OUR CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT, DATED MAY 21, 2001, WHICH INCLUDES THE BOARD OF DIRECTORS' RECOMMENDATION TO STOCKHOLDERS, IS ATTACHED AS EXHIBIT 4.1 HERETO AND IS INCORPORATED HEREIN BY REFERENCE.

Background of the Offer; Contacts with Cable and Wireless

    On an ongoing basis, our board of directors has evaluated our financial performance against our business plan and strategic alternatives, including potential business combinations and strategic investments. On an ongoing basis, our executive management and board of directors evaluated the impact of certain developments in our industry, including potential changes in the competitive landscape, as well as the impact of current market and economic conditions, on our short-term and long-term strategies. Based on this evaluation, our board of directors and executive management, in August 2000, in consultation with our outside financial advisor, Credit Suisse First Boston Corporation, determined that an acquisition of us would be one of the possible courses of action that could enhance stockholder value.

    Beginning in August 2000, Digital Island and Credit Suisse First Boston contacted numerous potential acquirors, but the deteriorating market conditions stalled most discussions in the preliminary stages. On August 15, 2000, at the request of Digital Island, representatives of Credit Suisse First Boston contacted representatives of Cable and Wireless to determine Cable and Wireless' interest in a strategic transaction with us. After considering the proposal, on September 21, 2000, representatives of Cable and Wireless subsequently contacted representatives of Credit Suisse First Boston to determine if representatives of Digital Island's management team would be available to meet with Cable and Wireless' representatives during a planned visit to the United States on September 21, 2000. During this period, Cable and Wireless was considering a wide range of strategic options and meeting with various companies as part of its evaluation process. On September 21, 2000, Cable and Wireless and Digital Island executed and delivered a confidentiality agreement, and discussions between the parties' representatives took place relating to Digital Island's business model and its implications on our financial condition and future performance.

    On October 10, 2000, Chris Abell, a director of business development at Cable and Wireless, provided a list of questions to Credit Suisse First Boston to be used as part of Cable and Wireless' due diligence review. On November 29, 2000, Mr. Abell and other members of Cable and Wireless' management met with Chris Albinson, our chief strategy officer, and Tim Wilson, our chief marketing officer, in San Francisco to conduct a preliminary due diligence review of Digital Island. In the meeting, our organization and products, as well as our marketing and business development strategies were discussed.

    During the period September through December, 2000, Cable and Wireless' management held numerous meetings and telephone conversations to consider the strategic alternatives available to it, including the potential advantages which might result from combining certain of the operations of Cable and Wireless with those of Digital Island, as well as the potential advantages any such combination might create for Cable and Wireless's customers. This process culminated on January 16, 2001, with the approval by Cable and Wireless's management of a strategic plan for Cable and Wireless' United States operations which concluded that acquisitions should be considered in the sphere of activities in which Cable and Wireless would engage.

    In late January 2001, Credit Suisse First Boston and our executive management began a process to solicit a private investment to finance our operations. During the preliminary stages of the process, our executive management and Credit Suisse First Boston approached a number of potential investors.

    At the end of January, 2001, Cable and Wireless engaged both Greenhill & Co. ("Greenhill") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") as its financial advisors in connection with its decision to pursue a potential business combination involving Digital Island.

    On February 2, 2001, representatives of Credit Suisse First Boston contacted representatives of Cable & Wireless to determine if Cable and Wireless had any interest in making a strategic investment in Digital Island, and thereafter provided to Cable and Wireless copies of Digital Island's publicly available information, its business model and a preliminary investment term sheet. Representatives of Cable and Wireless contacted Credit Suisse First Boston's representatives on February 9, 2001, to advise them that Cable and Wireless was in the process of examining the material provided to them by Credit Suisse First Boston and was interested in exploring opportunities involving Digital Island.

    Greenhill and Merrill Lynch contacted representatives of Credit Suisse First Boston on February 13, 2001, to indicate that they had been engaged to represent Cable and Wireless and to again express Cable and Wireless' interest in participating in Digital Island's process. During this conversation, Greenhill and Merrill Lynch also inquired as to whether a sale of Digital Island was still being considered, and were informed that Digital Island was at that time evaluating the possibility of raising equity from potential strategic partners and no longer was actively exploring a sale of Digital Island. However, Greenhill and Merrill Lynch also were informed by Credit Suisse First Boston at that time that should a proposal for an acquisition be received by Digital Island during the process, it would be carefully considered.

    On February 16, representatives of Greenhill and Merrill Lynch contacted representatives of Credit Suisse First Boston and stated that Cable and Wireless was interested in more than making a strategic investment in us, and was interested in acquiring us. Credit Suisse First Boston indicated that Digital Island's intent was to raise strategic equity capital, but Digital Island would not actively discourage Cable and Wireless from doing its due diligence and providing an acquisition proposal. However, it would be our preference that Cable and Wireless be a strategic investor and provide the necessary capital. Credit Suisse First Boston was also told that Mike McTighe, the president of Cable and Wireless and Sarah Byrne-Quinn, the senior vice president of business development and strategy, wished to speak to Ruann Ernst, our chairman, chief executive officer and president, and Mr. Albinson on February 26, 2001, to make clear their intent and such conversation took place on that day. Additionally, Greenhill and Merrill Lynch indicated that Cable and Wireless and its representatives wished to schedule additional due diligence meetings, including management presentations, from February 28, 2001 to March 2, 2001. Additional information provided by other representatives of Credit Suisse First Boston confirmed Cable and Wireless' interest in acquiring us.

    On February 22, 2001, in response to their request, Credit Suisse First Boston provided a list of available due diligence materials to Greenhill and Merrill Lynch. In return, Greenhill and Merrill Lynch supplied a list of Cable and Wireless' representatives that would be participating in the due diligence sessions, a list of requests for one-on-one interviews with members of our management, and a list of due diligence questions by functional area.

    Between February 28, 2001, and March 2, 2001 (inclusive), members of Cable and Wireless' management and representatives of Greenhill, Merrill Lynch, Pillsbury Winthrop LLP, Cable and Wireless' legal counsel ("Pillsbury Winthrop"), and other advisors retained by Cable & Wireless met in San Francisco with representatives of Digital Island, Credit Suisse First Boston, and Brobeck, Phleger & Harrison LLP, legal counsel to Digital Island ("Brobeck"), to discuss Digital Island's products, strategy, technology and recent acquisitions. While in San Francisco, Cable and Wireless' representatives commenced business, financial, technical and legal due diligence investigations of

Digital Island and its operations. In addition to the customary aspects of the due diligence process, Cable and Wireless held numerous discussions with members of Digital Island's senior management. Cable and Wireless' due diligence investigation continued after conclusion of the March 2, 2001 meetings, with requests for additional information and for responses to specific questions being made primarily by representatives of Greenhill and Merrill Lynch to representatives of Credit Suisse First Boston.

    On March 6, 2001, representatives of Greenhill and Merrill Lynch contacted representatives of Credit Suisse First Boston to indicate that their client would like to schedule a conference call between Mr. McTighe and Ms. Byrne-Quinn and Ms. Ernst and Mr. Albinson, and such call took place shortly thereafter. Representatives of Greenhill and Merrill Lynch indicated that the overall sentiment at Cable and Wireless towards a transaction was positive, that their client and its legal team continued to do the necessary work to come to a conclusion and that the entire team was very encouraged by the information provided to date. Merrill Lynch warned that Cable and Wireless would be unlikely to provide a specific proposal during the requested conference call, but one of the conversation topics would be the manner and the time required to arrive at a proposal.

    On March 23, 2001, Cable and Wireless faxed a letter to us stating its interest to proceed with further due diligence and its non-binding intent to discuss the possibility of proceeding with an acquisition of us, indicating a possible price per share of our common stock equal to a 75% premium to the then existing market price of our common stock, subject to successful completion of its ongoing due diligence.

    During the week of March 26, 2001, we met with our advisors from Credit Suisse First Boston and Brobeck to review Cable and Wireless's proposal letter and determined that, based on the terms and conditions set forth in such letter, we would permit Cable and Wireless and its representatives to complete their due diligence investigation with the expectation that Cable and Wireless would continue to work toward proposing an acquisition of one hundred percent of Digital Island.

    On March 27, 2001, representatives of Credit Suisse First Boston spoke to representatives of Merrill Lynch about the timing of the announcement of the transaction proposed by Mr. McTighe. Credit Suisse First Boston, Greenhill and Merril Lynch were unable to agree upon a timetable for negotiating and executing definitive agreements relating to a transaction. Representatives of Credit Suisse First Boston told representatives of Greenhill and Merrill Lynch that it would need more details on the steps necessary to reach a proposal to adequately counsel our board of directors. The parties also scheduled additional meetings to discuss the details and resolve outstanding due diligence matters.

    On March 31, 2001, representatives of Cable and Wireless provided a list of final due diligence questions to be addressed during the upcoming meetings in San Francisco.

    During the week of April 5, 2001, representatives of Cable and Wireless conducted additional on-site due diligence review in San Francisco, including meetings with members of our senior management. In addition to examining in further detail the topics discussed in previous sessions, our executive management provided insight into projected results for the second fiscal quarter ended March 31, 2001. We also discussed potential synergies and the business model of the combined company. Cable and Wireless presented its corporate overview as well as overviews of its network, software and hosting businesses.

    On April 6 and 7, 2001, Ms. Ernst had two days of meetings in London with certain representatives of Cable and Wireless including Graham Wallace, chief executive officer of Cable and Wireless, Mr. McTighe, Avery Duff, executive vice president of human resources, Ms. Byrne-Quinn and Andy McCloud, vice president of operations. During the meetings, Cable and Wireless indicated that there were still several outstanding issues, including concerns regarding the effect of the transaction on our convertible subordinated notes. Mr. Wallace indicated concern regarding our financial condition and proposed path to profitability.

    On April 13, 2001, Ms. Ernst spoke to Mr. McTighe regarding the timing of an acquisition proposal. Mr. McTighe agreed that their process would be to come to an agreement on terms, after which a joint business plan would be constructed. Mr. McTighe did not promise to propose a price until the following week, but indicated that Greenhill and Merrill Lynch would send terms and conditions during the following week.

    From April 17 through April 22, 2001, Cable and Wireless and its financial and legal advisors reviewed the results of the due diligence investigation and obtained the approvals of Cable and Wireless' senior management necessary to proceed with the proposed transaction. During this period, on April 17, 2001, Pillsbury Winthrop delivered to Cable and Wireless, Greenhill and Merrill Lynch for their review and comment an initial draft of the Merger Agreement. Cable and Wireless' management and its legal and financial advisors held a telephone conference on April 19, 2001, to discuss the proposed Merger Agreement and the terms and conditions of the offer which would be submitted to Digital Island. All such activity was conducted with the support and approval of Cable and Wireless' senior management.

    On April 23, 2001, Cable and Wireless sent Digital Island a letter outlining the proposed terms of its offer more specifically than the March 23rd letter, delivering a draft Merger Agreement to us and requesting that we reply no later than April 30, 2001. The offer did not include a written notification of the value of the offer, either in the aggregate or on a per share basis. Merrill Lynch and Greenhill did, however, indicate to Credit Suisse First Boston verbally that the price per share being considered by Cable and Wireless on the date the preliminary and non-binding offer was submitted was $2.25 per share. The closing price of our common stock on April 23rd was $2.32 per share.

    After carefully considering the terms of Cable and Wireless' offer, including the terms and conditions of the draft Merger Agreement, and meeting with its financial and legal advisors on numerous occasions, our board of directors instructed Credit Suisse First Boston to contact Greenhill and Merrill Lynch and indicate that we were interested in engaging in negotiations with Cable and Wireless relating to the sale transaction, provided that the price per share was increased by Cable and Wireless to at least $3.25. Our board of directors requested that Brobeck, Phleger & Harrison LLP convey to Pillsbury Winthrop LLP the principal issues raised by the draft Merger Agreement and did so during a conference call on April 26, 2001 with legal and financial advisory representatives of Cable and Wireless.

    During the weeks of April 30 and May 7, 2001, representatives of Merrill Lynch and Greenhill contacted representatives of Credit Suisse First Boston to indicate that Cable and Wireless wished to proceed toward completion of its due diligence investigation and to have its legal representatives engage in contract discussions with our legal representatives. However, Cable and Wireless did not agree, at this time, to increase its offer to at least $3.25 per share as requested by Credit Suisse First Boston. Representatives of Cable and Wireless indicated verbally to Digital Island's representatives that Cable and Wireless might be willing to increase its offer if certain favorable developments were to occur with respect to the business and affairs of Digital Island.

    Although no definitive per share price had been established, our board of directors directed our management and advisors to continue holding discussions with Cable and Wireless and its representatives. From April 30 through May 4, 2001, our legal and financial advisors and those of Cable and Wireless continued to engage in discussions regarding the principal terms and conditions (excluding price) of the proposed acquisition.

    Upon instructions received from representatives of Cable and Wireless, representatives of Pillsbury Winthrop and Brobeck met on May 9, 2001, in San Francisco to discuss the draft Merger Agreement but did not reach agreement with respect to the principal terms and conditions to be contained therein. Later that same day, Cable and Wireless' legal and financial advisors updated Cable and Wireless' management on the proposed terms of a transaction, the status of the outstanding issues (including the principal terms and conditions of the Merger Agreement and the price per Share to be paid) and the status of the ongoing negotiations.

    On May 10, 2001, we issued a press release announcing a new agreement with Microsoft Corporation pursuant to which we would deliver all of Microsoft's online advertisements. Subsequent to the issuance of the press release, the trading price per share of our common stock increased from $2.00, the closing price per share on May 9th, the day immediately preceding the announcement of our agreement, to $3.69, the closing price per share of our common stock on May 10th.

    On May 10, 2001, representatives of Cable and Wireless' management, along with its legal and financial advisors, met to review and discuss the proposed transaction, including the offer price. Greenhill and Merrill Lynch subsequently met with representatives of Credit Suisse First Boston to discuss the offer price. During this meeting, Cable and Wireless' financial advisors informed Credit Suisse First Boston that Cable and Wireless had been prepared to consider a price per Share in excess of its original $2.25, potentially as high as the $3.25 requested by our board of directors. However, as a consequence of the significant increase in the NASDAQ trading price of our shares of common stock on Thursday, May 10, Cable and Wireless was not then in a position to make a determination with respect to any increase in the price per share it would be willing to offer. The financial advisors of each of Digital Island and Cable and Wireless agreed to defer all discussions relating to price per share until after the close of the financial markets on Friday, May 11, 2001. Also on May 10, 2001, representatives of Cable and Wireless and Digital Island, along with each of their respective advisors, continued negotiations with respect to the draft Merger Agreement.

    After the close of the financial markets on May 11, 2001, representatives of Greenhill and Merrill Lynch met with representatives of Credit Suisse First Boston to indicate that Cable and Wireless' board of directors had preliminarily approved an offer price of $3.40 per Share, and also to convey Cable and Wireless' position on the principal issues raised by the draft Merger Agreement which remained unresolved. Concurrently with the above meeting, certain of our key employees met with Mr. Duff to discuss employment and retention contracts. A meeting between representatives of the parties' respective financial advisors was convened later that evening whereupon Credit Suisse First Boston informed Greenhill and Merrill Lynch that it had reviewed with Digital Island the revised offer of Cable and Wireless, and that Digital Island's counter-proposal was $4.10 per share. Representatives of Credit Suisse First Boston also communicated Digital Island's counter-proposal on the principal contractual issues previously communicated by Greenhill and Merrill Lynch. On May 12, 2001, Greenhill and Merrill Lynch telephoned Credit Suisse First Boston to communicate that they had received authorization from Cable and Wireless to accept Digital Island's counter-proposal with respect to the Merger Agreement; however, the price per share being offered by Cable and Wireless remained at $3.40.

    On May 12, 2001, certain members of our board of directors held a special telephonic meeting of the board of directors to discuss the proposed per share offer price as well as the outstanding issues regarding the specific terms of the transaction. George Boutros, the Managing Director and Head of Technology Mergers and Acquisitions at Credit Suisse First Boston, Curtis L. Mo and Eric Simonson, partners at Brobeck, Phleger & Harrison LLP, as well as other members of our management team, including Mr. Albinson, Mr. Lasky and Mr. Barrows, briefed our board of directors on the current status of discussions with Cable and Wireless, as well as the terms and implications of the proposed acquisition. Due to the absence of two of the members of our board of directors, no motion was forwarded with respect to the proposal at that time. Additionally, Ms. Ernst had a conversation with Mr. Graham during which our counter-proposal of $4.10 per share was rejected.

    On May 13, 2001, our board of directors reconvened in its entirety and held a special telephonic meeting of the board of directors. During the meeting of our board of directors, members of our executive management and representatives of Credit Suisse First Boston and Brobeck provided our board of directors with an update on the terms of the Merger Agreement and related documents, retention plans and diligence items. Our board of directors also received an opinion from Credit Suisse First Boston that, as of the date of the meeting, the $3.40 cash per share that would be received by the holders thereof in the Merger Agreement was fair from a financial point of view to our stockholders. Following additional discussion of the terms of the proposed acquisition, our board of directors unanimously:

  •
  determined that the Merger Agreement is advisable and fair to, and in the best interests of, Digital Island and its stockholders, the Offer and all of the transactions contemplated thereby are approved and declared advisable;

  •
  approved the execution, delivery and performance of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement, including the Merger and the Offer; and

  •
  declared the advisability of the Merger Agreement and resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by the holders of Shares.

    Credit Suisse First Boston contacted representatives of Greenhill and Merrill Lynch after our board meeting on Sunday, May 13, 2001, to indicate that our board of directors had accepted Cable and Wireless' offer of $3.40 per Share, subject to finalization of certain contractual terms in accordance with its earlier proposal on the outstanding issues.

    From the afternoon of May 13, 2001 through the morning of May 14, 2001, the parties resolved all outstanding contractual issues and Dali Acquisition Corp., Cable and Wireless and Digital Island executed the definitive Merger Agreement as of May 14, 2001. Four executive officers of Digital Island also executed as of May 14, 2001, employment agreements.

    On the morning of May 14, 2001, we issued a joint press release with Cable and Wireless announcing the execution of the merger agreement.

Reasons for the Recommendation of Our Board of Directors

    In approving the Merger Agreement and the transactions contemplated by the Merger Agreement, and recommending that all stockholders tender their shares of our common stock pursuant to Cable and Wireless' Offer to Purchase, our board of directors considered a number of factors, including the following:

  •
  Our Operating and Financial Condition. Our board of directors considered our current and historical financial condition and results of operations, as well as our prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the financial markets and industry in which we operate.

  •
  Market Price and Premium. Our board of directors considered the recent and historical price and trading activity of our common stock and the possibility that the price or value of our common stock may decrease in the future. In particular, our board of directors considered that the price of $3.40 per share to be paid in the tender offer represents (i) a premium of 8% when compared to the closing price of our common stock on the Friday immediately preceding the date our board of directors voted to approve the transaction, (ii) a premium of 51.3% when compared to $2.25, the average closing price per share of our common stock for the 20 trading days immediately prior to the date our board of directors voted to approve the transaction, and (iii) 31.0%, 68.9% and 68.5% premiums over the average closing price per share of our common stock for the 5 trading days, the 30 trading days and 45 trading days, respectively, immediately prior to the date our board of directors voted to approve the transaction.

  •
  Strategic Alternatives. Our board of directors reviewed with our executive management and with representatives of Credit Suisse First Boston our prospects and anticipated competitive position if we were to retain our current ownership structure, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue our current strategy in an industry environment marked by waning and uncertain economic conditions and deteriorating financial markets. Our board of directors was also concerned about our level of growth, path to profitability, the significant capital expenditures required to carry our business plan and the uncertain market conditions which made it difficult to raise the necessary capital we need to execute our business plan. In light of these concerns, our board of directors considered comparable transactions as well as possible alternatives to the Offer and the Merger involving third parties (including preliminary discussions with numerous potential strategic partners and financial investors regarding potential transactions and investments involving our company), the likelihood of consummation of such comparable and alternative transactions and the risks associated with them. In considering the likelihood of our receiving other comparable proposals, our board of directors discussed the scarcity of potential suitors, suitable strategic partners or financial investors, based on our directors' and officers' knowledge of the industry and the advice of Credit Suisse First Boston. Based on prior discussions and knowledge of the available strategic partners or financial investors, our board of directors was aware that other parties were not in a position to sufficiently meet the Company's funding needs or acquire the Company. Our board of directors also took into account the fact that, in its view, after consultation with Credit Suisse First Boston, conducting an extensive public auction process prior to selling our company would be detrimental to us, would cause significant disruption in our existing operations and would not be likely to produce a better result for us and our stockholders.

  •
  Credit Suisse First Boston Fairness Opinion and Analysis. Our board of directors considered the fairness opinion of Credit Suisse First Boston, dated May 13, 2001. It was the opinion of Credit Suisse First Boston that as of such date and based upon and subject to certain assumptions and matters stated therein, the offer price of $3.40 per share in cash is fair, from a financial point of view, to the stockholders of Digital Island (other than Cable and Wireless and its affiliates). A copy of the Credit Suisse First Boston opinion is attached hereto as Annex A and is incorporated by reference herein. We urge our stockholders to review the opinion carefully. The opinion does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed merger.

  •
  Cable and Wireless' Industry Position. Our board of directors reasoned that, as a market leader in the global telecommunications and Internet infrastructure industry, Cable and Wireless was in a strong strategic position to acquire our company and would likely be willing to pay more for our company than any other suitor.

  •
  Superior Proposal. Our board of directors considered the fact that while the Merger Agreement prohibits us from soliciting proposals concerning an acquisition of our company, our board of directors, in the exercise of its fiduciary duties, would be able to provide information to, and engage in negotiations with, a third party that makes an unsolicited superior proposal (as defined in the Merger Agreement) and accept a superior proposal (and terminate the Merger Agreement) if it determines that its fiduciary duties so require, which, may result in the obligation to make a payment to Cable and Wireless of a termination fee of $8,400,000.

  •
  Discussions with Management and Advisors. Our board of directors discussed the terms of the Offer and Merger with our executive management and our legal and financial advisors.

  •
  Ability of Cable and Wireless to Purchase the Shares in the Offer and Pay the Consideration in the Merger. Our board of directors considered Cable and Wireless' ability to pay the purchase price for the shares of our common stock in the Offer and the Merger and have sufficient financial resources to provide all transaction related costs. In considering this factor, our board of directors reviewed Cable and Wireless' financial condition and industry position.

  •
  Minimum Condition. Our board of directors considered that the tender offer condition requiring a majority of the shares of our common stock on a fully diluted basis (including, without limitation, all shares of our common stock issuable upon conversion of any outstanding convertible securities or upon the exercise of any outstanding options or warrants which are vested as of May 14, 2001, and are capable of vesting within 90 days following the consummation of the Offer and have an exercise price of $10.00 per share or less) be tendered in response to the Offer, which cannot be waived by Cable and Wireless, has the effect of requiring that the Offer not be consummated unless a majority of the outstanding shares, other than shares owned by Cable and Wireless or Purchaser, have been validly tendered and not withdrawn, thereby assuring that if the Purchaser acquires the minimum required number of shares of our common stock in the Offer, it will be in a position to effect the Merger.

  •
  Pending Litigation. Our board of directors considered the effect that the Merger would have on certain pending litigation matters in which we are involved. A discussion of the Company's litigation with Akamai, Inc. and SRI International is discussed in its periodic report on Form 10-Q filed on May 15, 2001.

  •
  Limited Conditions to Consummation. Our board of directors considered that Cable and Wireless and Purchaser have committed to consummate the Offer subject only to a limited number of conditions (as set forth in "Section 14. Certain Conditions to the Offer" in the Offer to Purchase). The Offer and the Merger are not subject to Cable and Wireless and the Purchaser obtaining financing or a substantial risk of non-consummation on legal grounds.

  •
  Transaction Structure. Our board of directors evaluated the benefits of the transaction being structured as an immediate cash tender offer for all of the outstanding shares of our common stock. Our board of directors considered that the cash tender offer enabled our stockholders the opportunity to obtain cash for all of their shares at the earliest possible time.

  •
  Certainty of Value. Our board of directors considered the fact that the purchase price in the Offer and the Merger would be cash, thus eliminating any uncertainties in valuing the consideration to be received by our stockholders. If any consideration were to be received in the form of stock, these uncertainties might be particularly acute in light of the recent volatility in the price of our common stock, as well as the volatility in the market prices of shares of comparable companies and in the Nasdaq National Market in general.

  •
  Potential Conflicts of Interest. Our board of directors considered the interests of certain of our executives in the Offer. See "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  •
  Our Future Prospects. Our board of directors considered the fact that all holders of shares (except for Cable and Wireless and Purchaser) whose shares are purchased in the Offer will not participate in our future growth. Because of the risks and uncertainties associated with our future prospects, our board of directors concluded that this detriment was not quantifiable. Our board of directors also concluded that obtaining a cash premium for the shares now was preferable to enabling the holders of shares to have a speculative potential future return.

    The description set forth above is not intended to be exhaustive but summarizes the primary factors considered by our board of directors. In view of its many considerations, our board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of our board of directors may have given different weights to the various factors considered. After weighing all of these considerations, our board of directors unanimously approved the terms of the Offer and the Merger and recommended that holders of our common stock tender their shares in the Offer.

Intent to Tender

    After reasonable inquiry and to Digital Island's knowledge (but without any agreements to that effect), each of our executive officers and directors currently intends to tender all common stock held of record or beneficially owned by such person to Purchaser in the Offer, other than common stock, if any, held by such persons that if tendered, could cause them to incur liability under Section 16(b) of the Exchange Act or as otherwise described herein. See "Item 3—Agreements with our Executive Officers."

Item 5.  Person/Assets Retained, Employed, Compensated or Used.

    Pursuant to an engagement letter dated August 31, 1999, as amended, we engaged Credit Suisse First Boston to act as our financial advisor in connection with the consideration of acquisition offers and, if requested by us, to render to our board of directors an opinion with respect to the fairness, from a financial point of view, to our stockholders of the consideration to be received in any such acquisition.

    Credit Suisse First Boston is an institutional investment banking firm and, as part of its investment banking activities, is regularly engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Our board of directors selected Credit Suisse First Boston to serve as our financial advisor because of its expertise and reputation.

    Pursuant to the amended engagement letter, we agreed to pay Credit Suisse First Boston a revised Transaction Fee that would be calculated based upon a two-tiered price structure for a completed transaction. If the Offer is consummated, Credit Suisse First Boston will recieve a fee of $13 million pursuant to the terms of the amended engagement letter.

    We also agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses upon request. In addition, we agreed to indemnify Credit Suisse First Boston against any and all losses, claims, damages or liabilities arising in connection with or as a result of the rendering of services under the engagement letter, including the Offer and Merger, except to the extent that such liabilities are found in a final court judgment to have resulted directly from Credit Suisse First Boston's gross negligence or bad faith. We also agreed to reimburse Credit Suisse First Boston for all reasonable expenses, including reasonable and customary legal fees.

    Except as described above, neither we nor any person acting on our behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

  Issuance of Restricted Common Stock to Executive Officers

    On April 6, 2001, our compensation committee authorized the implementation of an option exchange program for certain members of our senior management as part of a retention initiative to address the recent decline in the stock price of our common stock and the resulting failure of the outstanding stock options to serve as a meaningful incentive for continued employment. Under the option exchange program, members of our senior management were given the opportunity to exchange their outstanding options with exercise prices above a designated price per share for shares of restricted common stock. The option exchange program commenced on April 6, 2001 and concluded on April 23, 2001. During this period our eligible executive officers exchanged outstanding options to purchase an aggregate of 2,027,750 shares of our common stock in exchange for an aggregate of 1,015,083 shares of restricted common stock. The shares of restricted common stock were issued out of the share reserve under our 1999 Stock Incentive Plan upon the individual's payment of the $0.001 per share par value. The restricted common stock vests in a series of installments over a 3-year period of continued service to us, as provided in the Restricted Stock Issuance Agreement. The options exchanged for the restricted common stock were cancelled, and the shares of common stock underlying those cancelled options were returned to the share reserve under the Company's 1999 Stock Incentive Plan.

    The following executive officers of the Company acquired restricted common stock pursuant to the foregoing option exchange:

Name	Position	Total Number of Shares of Restricted Common Stock	Total Number of Shares of Common Stock Underlying Options Exchanged
Ruann F. Ernst	Chief Executive Officer, President and Director	283,333	675,000
Charles Picasso	Chief Operating Officer	333,333	500,000
Chris Albinson	Chief Strategy Officer	188,417	407,750
Timothy Wilson	Chief Marketing Officer	73,333	140,000
Howard Lasky	Vice President, General Counsel and Secretary	136,667	305,000

  Stock Option Grants to Non-Employee Directors

    Effective at the 2001 annual meeting of stockholders held on April 3, 2001, the following non-employee directors of the Company were issued options to purchase Company common stock pursuant to the Automatic Option Grant Program under the 1999 Stock Incentive Plan.

Name	Position	Number of Shares of Common Stock Underlying Options	Exercise Price of Options
Charlie Bass	Director	10,000	$1.50
Mary Cirillo-Goldberg(1)	Director	30,000	$1.50
Christos Cotsakos	Director	10,000	$1.50
G. Bradford Jones	Director	10,000	$1.50
Shahan Soghikian	Director	10,000	$1.50

(1)
Ms. Cirillo-Goldberg was elected to the board of directors at the 2001 annual meeting of stockholders held on April 3, 2001

    On May 9, 2001, Robert Marbut was appointed to the Company's board of directors. Pursuant to the Automatic Option Grant Program, Mr. Marbut was granted options to purchase an aggregate of 30,000 shares of the Company's common stock. The options have an exercise price of $2.00, the fair market value of the Company's common stock on the date of the grant. The options vest in a series of installments as provided under the Automatic Option Grant Program, but will vest in full upon completion of the Offer.

  Stock Option Grant to the Interim Chief Financial Officer

    On April 6, 2001, the Company granted options to purchase an aggregate of 16,000 shares of its common stock to Addo Barrows, who is currently the interim Chief Financial Officer. The options have an exercise price of $1.28. In addition, on April 12, 2001, the Company granted Mr. Barrows options to purchase an aggregate of 22,600 shares of its common stock with an exercise price of $1.57. The options granted to Mr. Barrows vest in a series of installments over a 4-year period of continuous service with the Company.

    Except as set forth herein and except for (1) grants of stock options to employees who are not executives under the Company's 1999 Stock Incentive Plan and 2000 Supplemental Plan, (2) exercises of stock options granted under the Company's 1999 Stock Incentive Plan and 2000 Supplemental Plan, (3) ongoing purchases of the Company' common stock pursuant the 1999 Employee Stock Purchase Plan and (4) the transactions contemplated by the Offer, the Merger and the Merger Agreement, no transactions in the Company's common stock have been effected during the past 60 days by the Company, or to the knowledge of the Company, any of its executive officers, directors, affiliates or subsidiaries.

Item 7.  Purposes of the Transaction and Plans or Proposals.

    Except as described in this Statement, we are not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of our securities by us or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us; (3) a purchase, sale or transfer of a material amount of our assets; or (4) any material change in our present dividend rate or policy, our indebtedness or capitalization.

    Except as described in this Statement, there are currently no transactions, resolutions of our board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

Additional Information

    Certain additional information is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder and is attached hereto as Annex B, in connection with Cable and Wireless' right pursuant to the Merger Agreement (after consummation of the Offer) to designate persons to the board of directors other than at a meeting of stockholders of the Company, and such information is incorporated herein by reference.

Delaware General Corporation Law

    As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the board of directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

United States Antitrust Compliance

    Under the HSR Act and the rules that have been issued by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. Purchaser's acquisition of Company common stock pursuant to the Offer is subject to these requirements. See "Section 2. Acceptance for Payment and Payment for Shares" of the Offer to Purchase.

    Under the HSR Act, on May 18, 2001, Cable and Wireless filed a Premerger Notification and Report Form in connection with the purchase of Company common stock pursuant to the Offer with the Antitrust Division and the FTC. Accordingly, the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on or about June 4, 2001, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration or the waiting period. The Company intends to file a Premerger Notification and Report Form on or about May 21, 2001. Pursuant to the HSR Act, Cable and Wireless has requested early termination of the waiting period applicable to the Offer. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See "Section 1. Terms of the Offer; Expiration Date" and "Section 14. Certain Conditions of the Offer" of the Offer to Purchase.

Item 9.  Exhibits.

Exhibit Number		Description
2.1		Offer to Purchase, dated May 21, 2001 (incorporated herein by reference to Exhibit (a)(1) to the Schedule TO filed by Cable and Wireless on May 21, 2001).
2.2		Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Cable and Wireless on May 21, 2001).
2.3		Agreement and Plan of Merger, dated as of May 14, 2001, by and among Cable and Wireless plc, Dali Acquisition Corp. and Digital Island, Inc. (incorporated herein by reference to Exhibit 2.1 to the Periodic Report on Form 10-Q filed by Digital Island on May 15, 2001).
3.1	*	Additional Information for Digital Island, Inc. pursuant to Section 14(f) under the Exchange Act (included as Annex B to this Schedule 14D-9).
3.2	*	Employment Offer Letter, dated May 13, 2001, by and between Cable and Wireless plc and Ruann Ernst.
3.3	*	Employment Offer Letter, dated May 13, 2001, by and between Cable and Wireless plc and Charles Picasso.
3.4	*	Employment Offer Letter, dated May 13, 2001, by and between Cable and Wireless plc and Timothy Wilson.
3.5	*	Employment Offer Letter, dated May 14, 2001, by and between Cable and Wireless plc and Addo Barrows III.
3.6	*	Employment Agreement, dated May 13, 2001, by and among Digital Island, Inc., Cable and Wireless plc and certain executive officers of Digital Island, Inc.(1)
3.7	*	Article VIII of the Amended and Restated Certificate of Incorporation of Digital Island, Inc.
3.8	*	Article VII, Section 6 of the Amended and Restated Bylaws of Digital Island, Inc.
3.9	*	Confidentiality Agreement, dated September 21, 2000, by and between Cable and Wireless plc and Digital Island, Inc.
4.1	*	Letter to the Stockholders of Digital Island, Inc. dated May 21, 2001 (included with the Schedule 14D-9 mailed to the stockholders of Digital Island, Inc.).
4.2		Press Release, dated May 14, 2001, announcing the execution of the Merger Agreement (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digital Island, Inc. on May 14, 2001).
4.3	*	Fairness Opinion of Credit Suisse First Boston Corporation, dated May 13, 2001 (included as Annex A to this Schedule 14D-9).

*
Filed herewith.
(1)
The form of Employment Agreement was executed by each of the executive officers of Digital Island described herein concurrently with the execution of each of their Employment Offer Letter which are filed as Exhibits 3.2 through 3.5, inclusive.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2001	DIGITAL ISLAND, INC.
	By:	/s/ RUANN F. ERNST Ruann F. Ernst Chief Executive Officer, President and Director

Annex A

May 13, 2001

Board of Directors
Digital Island, Inc.
45 Fremont Street, Suite 1200
San Francisco, CA 94105

Members of the Board:

    You have asked us to advise you with respect to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the holders of common stock, par value $0.001 per share ("Company Common Stock"), of Digital Island, Inc. (the "Company"), other than Cable & Wireless PLC (the "Acquiror") and its affiliates pursuant to the terms of the Agreement and Plan of Merger, dated as of May 13, 2001 (the "Merger Agreement"), among the Company and the Acquiror, and Dali Acquisition Corp., a wholly owned subsidiary of the Acquiror (the "Sub"). Pursuant to the Merger Agreement (i) Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Company Common Stock at a purchase price of $3.40 per share in cash (the "Consideration"), and (ii) following consummation of Offer, the Company will merge (the "Merger") with the Sub pursuant to which the Company will become a wholly owned subsidiary of the Acquiror and each outstanding share of Company Common Stock not owned directly or indirectly by the Acquiror will be converted into the right to receive the Consideration.

    In arriving at our opinion, we have reviewed the Merger Agreement and certain other related agreements, as well as certain publicly available business and financial information relating to the Company. We have also reviewed certain other information relating to the Company, including financial forecasts, provided to us by or discussed with the Company and have met with the Company's management to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

    In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised, and we have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us as of the date hereof, and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition

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of the Company and held preliminary discussions with certain of these parties prior to the date hereof. Our opinion does not address the Company's underlying business decision to engage in the Merger.

    We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Merger. We will also receive a fee for rendering this opinion.

    In the past, we have provided financial and investment banking services to the Company for which we have received compensation.

    In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company and the Acquiror for our and such affiliates' own accounts and for the accounts of customers and, accordingly, may at any time held a long or short position in such securities.

    It is understood that this letter is for the information of the Board of Directors of the Company in connection with its consideration of the Offer and the Merger and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares pursuant to the Offer or as to how such stockholder should vote or act on any matter relating to the proposed Merger.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the holders of Company Common Stock in the Offer and the Merger is fair, from a financial point of view, to such stockholders, other than the Acquiror and its affiliates.

Very truly yours,
CREDIT SUISSE FIRST BOSTON CORPORATION
By:	/s/ GEORGE BOUTROS
Name:	George Boutros
Title:	Managing Director

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ANNEX B

Additional Information Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

General

    This information is being mailed on or about May 21, 2001, to the holders of record of shares of our common stock, par value $0.001 per share, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 we filed with the SEC on May 21, 2001. You are receiving this document in connection with the possible election of persons designated by Cable and Wireless or Purchaser to our board of directors. Such designation is to be made pursuant to the Merger Agreement

    The Merger Agreement provides that effective upon the acceptance for payment by Purchaser of Shares pursuant to the Offer, Cable and Wireless will be entitled to designate up to the number of directors, rounded up to the next whole number, on our board of directors that will make the percentage of our directors designated by Cable and Wireless equal to the percentage of the total number of shares of our common stock then outstanding that Cable and Wireless or any of its wholly-owned subsidiaries, including Purchaser, owns. We have agreed in the Merger Agreement to take all action necessary to cause the directors designated by Cable and Wireless to be elected to our board of directors, including increasing the size of our board of directors or securing the resignations of incumbent directors or both. Notwithstanding the foregoing, until the consummation of the Merger, under the terms of the Merger Agreement, at least two current members of our board of directors who are not employees of Digital Island shall remain members of the board of directors.

    YOU ARE URGED TO READ THIS DOCUMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS DOCUMENT.

    The information contained in this document concerning Cable and Wireless and Purchaser has been furnished to us by Cable and Wireless. We assume no responsibility for the accuracy or completeness of such information.

    The Offer, Merger and Merger Agreement and agreements related to it are more fully described in the Statement, to which this information statement forms Annex B, which was filed by us with the Commission on May 21, 2001 and which is being mailed to holders of our common stock along with this Information Statement.

    This information is being mailed to you in accordance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement.

    Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 21, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 18, 2001, unless Purchaser extends it.

Our Voting Securities

    Our common stock is our only class of voting securities outstanding. Each share of our common stock has one vote. As of May 10, 2001, there were 82,226,556 shares of our common stock, options to purchase an aggregate of 14,081,953 shares our common stock, warrants to purchase an aggregate of 120,393 shares of our common stock, stock purchase rights to purchase an aggregate of 200,000 shares of our common stock and $345 million principal amount of our convertible subordinated notes convertible into an aggregate of approximately 2,621,381 shares of our common stock at a conversion price of $131.61 per share issued and outstanding.

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Designees to the Board of Directors of Digital Island

    Our board of directors currently consists of seven members. Cable and Wireless has informed us that its designees to our board of directors will be any of Sarah Byrne-Quinn, Robert Drolet, Avery Duff, J. Dan Fitz, Marc Lefar, Mike McTighe and Don Reed or any of the directors or executive officers of Cable and Wireless or Purchaser described in the Section "Information Concerning the Directors and Executive Officers of Cable and Wireless PLC, Cable and Wireless USA, Inc. and Dali Acquisition Corp." in the Offer to Purchase dated May 21, 2001. The business address of each of Cable and Wireless' designees is c/o Cable and Wireless, 124 Theobalds Road, London WCIX 8RX England.

    During the last five years none of our directors or executive officers nor Cable and Wireless' designees to our board of directors has (1) been convicted in a criminal proceeding or (2) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    Cable and Wireless and Purchaser have advised us that none of their designees to our board of directors (1) currently serves on our board of director or holds any position with us, (2) has any familial relationship with any of our directors or executive officers or (3) to their knowledge, beneficially owns any of our equity securities (or rights to acquire any such securities). We have been advised by Cable and Wireless and Purchaser that, to their knowledge, none of their designees to our board of directors has been involved in any transaction with us or any of our directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed in this document, in the Schedule 14D-9 or in the Schedule TO filed by Cable and Wireless and Purchaser in connection with the tender offer.

    The names and ages of the Cable and Wireless' designees to our board of directors, their present principal employment and their five-year employment history, are set forth below. Except as otherwise noted, Cable and Wireless' designees to our board of directors have a business address of 124 Theobalds Road, London WCIX 8RX England.

    Sarah Byrne-Quinn.  Ms. Byrne-Quinn is a Senior Vice President of Business Development and has lead Cable and Wireless' strategy and business development activities on a global basis since joining Cable and Wireless in August 2000. She is also responsible for alliance management within Cable & Wireless. From 1994 to 1999, Ms. Byrne held the position of Vice President of Strategy and Business Development at Ameritech Corporation, headquartered in Chicago, Illinois. Sarah received a Master of International Management (MIM) in 1987 from the American Graduate School of International Management, and holds a Bachelors degree in Economics, with Business and Spanish minors, from the University of Arizona.

    Robert Drolet.  Mr. Drolet is a Director, President and Treasurer of Cable and Wireless plc. Mr. Drolet is also the Chief Commercial Officer, Global, of Cable and Wireless plc. From March 1999 to June 2000, Mr. Drolet was the General Counsel of Cable and Wireless plc, and from June 1997 to March 1999 he was the Legal Director and Secretary. From June 1996 to June 1997, Mr. Drolet was the General Counsel and Secretary of Bell Cablemedia plc.

    Avery Duff.  Mr. Duff is the Executive Vice President of Human Resources, Cable and Wireless plc. Mr. Duff joined Cable and Wireless in May 2000. Prior to joining Cable and Wireless, Mr. Duff was the head of human resources for Philips International—Amsterdam from January 2000 to May 2001. From March 1994 to January 2000, Mr. Duff was the head of human resources for Wespac Bank in Australia.

    J. Dan Fitz.  Mr. Fitz is the General Counsel of Cable and Wireless plc. Mr. Fitz was previously the Director of Legal Services for Cable and Wireless Global Businesses and head of Cable and

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Wireless' mergers and acquisitions team. Prior to joining Cable and Wireless, Mr. Fitz was with Barring Brothers, a investment bank headquartered in the United Kingdom and the law firm of Winthrop Stimson Putnam and Roberts in New York. Mr. Fitz received his bachelors of arts and juris doctorate from the University of North Carolina at Chapel Hill.

    Marc Lefar.  Mr. Lefar is the Executive Vice President and Chief Marketing Officer. Mr. Lefar joined Cable and Wireless in October 2000. From February 2000 to October 2000, Mr. Lefar was Vice President of Data Services and eBusiness at Verizon Wireless. From December 1998 to February 2000, he was Vice President of Marketing at GTE Wireless. From September 1995 to December 1998, Mr. Lefar was a Director for Marketing, Southeast Asia Area, for GTE Wireless.

    Mike McTighe.  Mr. McTighe is the Chief Executive Officer, Global Operations for Cable and Wireless, plc. Mr. McTighe joined Cable and Wireless as Chief Executive Officer, Global Operations in June 1999 and was appointed to the board of directors of Cable and Wireless in August 2000. From October 1998 to May 1999, Mr. McTighe was self-employed. From June 1997 to September 1998, Mr. McTighe was president and Chief Executive Officer of Phillips Consumer Communications LLP, a joint venture between Philips Electronics NV and Lucent Technologies, Inc. From June 1995 to June 1997, Mr. McTighe was Managing Director of Philips Consumer Communications. He is a Non-executive Director of Alliance & Leicester and European Telecom plc.

    Don Reed.  Mr. Reed was appointed Chief Executive Officer, Global Services in May 2000 having been with the Group since June 1998. He was appointed to the Board of Cable and Wireless plc on 21 August 2000. Prior to his appointment as Chief Executive Officer, Global Services, Mr. Reed was CEO Regional Businesses from May 1999 and before that his area of responsibility covered the Group's Mobile, Middle East, Group Technology, Strategic Planning and Business Development, Government Relations, Group Purchasing, Group Marketing and Customer Services operations. Before joining Cable & Wireless Mr. Reed was President and Group Executive of NYNEX, directing its regional, national and international government affairs, public policy initiatives, legislative and regulatory matters and public relations. Mr. Reed is a Commissioner of the Global Information Infrastructure Commission and is Co-Chair of its Policy Task Force. He is also Vice Chairman of the US-Thailand Business Council and sits on the Advisory Board of the Center for Strategic and International Studies.

The Current Members of Our Board of Directors

    Our board of directors is divided into three classes with staggered three-year terms with each class consisting as nearly as possible of one-third of the total number of directors. The number of directors is determined from time to time by the board of directors and is currently fixed at seven members. The following table sets forth the name, age (as of May 15, 2001) and current position of each member of our board of directors.

Name	Age	Director Since
Charlie Bass	59	1997
Christos Cotsakos	52	1998
Ruann F. Ernst	54	1998
Mary Cirillo-Goldberg	53	2001
G. Bradford Jones	46	1999
Robert Marbut	65	2001
Shahan Soghikian	42	1999

    Each director has been engaged in the principal occupation set forth below during the past five years. There are no family relationships between any of our directors or executive officers.

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    Charlie Bass.  Dr. Bass has served as a director since March 1997. Dr. Bass is Trustee of The Bass Trust. He also serves on the board of directors of Socket Communications, Inc. and on the board of directors of several private communications companies. Prior to co-founding Ungermann-Bass in 1979, Dr. Bass was at Zilog, Inc., and prior to the formation of Zilog, Inc. in 1975, he was on the Electrical Engineering and Computer Sciences faculty at the University of California at Berkeley from 1972 to 1975. Dr. Bass holds a Ph.D. in Electrical Engineering from the University of Hawaii where he participated in the Aloha System research in radio frequency-based computer networks.

    Christos Cotsakos.  Mr. Cotsakos has served as a director since July 1998. Mr. Cotsakos joined E*TRADE, an online financial services company, in March 1996 as the President and Chief Executive Officer and as a director. Before joining E*TRADE, he served as President, Chief Operating Officer, Co-Chief Executive Officer and a director of AC Nielsen Inc., a marketing research company. Prior to joining AC Nielsen, Mr. Cotsakos spent 19 years with Federal Express Corporation, where he held a number of senior executive positions. In addition to E*TRADE, Mr. Cotsakos serves on the boards of directors of Critical Path, Inc., Fox Entertainment Group, Inc., National Processing, Inc., Official Payments Corp., PlanetRx.com, Inc. and Tickets.com, Inc., as well as several private companies. A decorated Vietnam veteran, he received a B.A. from William Paterson College and an M.B.A. from Pepperdine University. Mr. Cotsakos is currently pursuing a Ph.D. degree in economics at the University of London.

    Ruann F. Ernst.  Ms. Ernst has served as Chairman of the Board since December 1999 and as Chief Executive Officer and as a director since June 1998. Prior to joining Digital Island, Ms. Ernst served with Hewlett Packard, a computer equipment and services company, for approximately ten years, most recently as general manager of the Financial Services Business Unit. Ms. Ernst has also served as Director, Medical Computing Services Division and Assistant Professor, Medicine and Computer Science at The Ohio State University and as a Congressional Fellow in the Office of Technology Assessment. Ms. Ernst serves on the board of directors of The Institute for the Future, Ninth House Networks and Advanced Fibre Communications, Inc. Ms. Ernst holds a B.S. in Mathematics, a Masters Degree in Computer Science and a Ph.D. in Technology and Organizational Change from The Ohio State University.

    Mary Cirillo-Goldberg.  Ms. Cirillo-Goldberg was elected to the board of directors at the annual stockholders meeting held on April 3, 2001. She has been Chairman and Chief Executive Officer of OpCenter, LLC since June 2000. She was at Deutsche Bank as Chief Executive Officer of Global Institutional Services and Divisional Board Member of Global Technology and Services from June 1999 to June 2000. She was the Executive Vice President and Managing Director at Bankers Trust Company from July 1997 to June 1999. Prior to joining Bankers Trust Company, she was with Citibank, N.A. for twenty years, most recently as Senior Vice President. Ms. Cirillo-Goldberg also currently serves on the board of directors of Quest Diagnostics, Inc. and Cisco Systems, Inc and several private companies. She received her B.A. in Psychology from Hunter College.

    G. Bradford Jones.  Mr. Jones has served as a director since December 1999. Mr. Jones is a founding General Partner at Redpoint Ventures, a venture capital fund which invests in Internet communications, media and commerce companies. Prior to founding Redpoint Ventures in 1999, Mr. Jones was a General Partner with Brentwood Venture Capital, which he joined in 1981. Mr. Jones also currently serves on the board of directors of Onyx Acceptance Corporation, a specialized consumer finance company, Interpore International, a medical device company, Trading Edge, an Internet-based fixed income securities broker, Stamps.com, an Internet postage company, and several privately-held companies. Mr. Jones received a B.S. in Chemistry from Harvard University, a M.S. degree in Physics from Harvard University and a J.D./M.B.A. from Stanford University.

    Robert Marbut.  Mr. Marbut has served as a director since April 2001. Mr. Marbut is chairman of Hearst-Argyle Television and previously served as CEO and Chairman of Argyle Television Inc. prior to

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its merger with The Hearst Corporation. Before he founded Argyle Television, he served as CEO for Harte-Hanks Communications for 20 years. He also serves on the board of directors of Tupperware Corporation, Ultramar Diamond Shamrock Corporation, ProAct Technologies, Inc. and iKnowledge, Inc. Mr. Marbut previously served as vice chairman of the board for the Associated Press and on the National Association of Broadcasters' board. Mr. Marbut holds an MBA from Harvard Business School and an engineering degree from Georgia Tech.

    Shahan Soghikian.  Mr. Soghikian has served as a director since February 1999. He has over fourteen years of private equity and investment banking experience, and is a General Partner and head of the West Coast office of JP Morgan Partners (formerly Chase Capital Partners). Since joining JP Morgan Partners in 1990, Mr. Soghikian has been involved with numerous venture investments and was responsible for developing and managing the firm's European activities from 1994 to 1998. He currently serves as a director of Ninth House Network, Complient, Halo Data Devices, MetroOptix, Coactive Networks, Nextec Applications and DJ Orthopedics. He received his B.A. from Pitzer College and an M.B.A. from the Anderson School of Business at the University of California at Los Angeles.

Board Committees and Meetings

    Our board of directors held ten meetings and acted by written consent on two separate occasions during the fiscal year that ended on September 30, 2000. All directors attended or participated in 75% or more of the aggregate of (i) the total number of meetings of the board and (ii) the total number of meetings of the committees of the board of directors on which they served.

    Our board of directors has the following committees: audit committee, compensation committee, finance committee, nominating committee and special stock option committee.

Audit Committee

    The audit committee currently consists of Charlie Bass, G. Bradford Jones and Shahan Soghikian. The audit committee met six times during the fiscal year 2000. The audit committee reviews our financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of our annual audit and other services provided by our independent auditors.

    The Board adopted and approved a charter for the audit committee in March 2000. The Board has determined that all members of the audit committee are "independent" as that term is defined in Rule 4200 of the listing standards of the National Association of Securities Dealers.

Compensation Committee

    The compensation committee currently consists of Charlie Bass and Mary Cirillo-Goldberg. Christos Cotsakos served on the compensation committee during the fiscal year 2000 and through February 1, 2001. The compensation committee met six times during the fiscal year 2000 and acted by written consent on two separate occasions. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers our employee benefit plans including the grant of options under those plans.

Finance Committee

    The finance committee currently consists of Ruann F. Ernst, G. Bradford Jones, Shahan Soghikian and Mary Cirillo-Goldberg. The finance committee met two times during the fiscal year 2000. The finance committee makes recommendations to the board of directors concerning financing transactions, investments, acquisitions and partnerships. The finance committee has the authority to approve the final terms and conditions of acquisitions and investments of $50 million or less.

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Nominating Committee

    The nominating committee currently consists of Ruann F. Ernst, Christos Cotsakos and Shahan Soghikian. The Nominating Committee met two times during the fiscal year 2000. The nominating committee makes recommendations to the board of directors concerning candidates for directorships.

Special Stock Option Committee

    The special stock option committee of the board of directors currently consists solely of Ruann Ernst and held no meetings during the fiscal year 2000. The special stock option committee has the authority, separate from the compensation committee, to make discretionary option grants to eligible individuals other than officers or non-employee members of the board of directors, and the committee acted by action by written consent on twenty-one separate occasions during the last fiscal year.

Our Current Executive Officers

    Our current executive officers, their ages (as of May 15, 2001) and their positions with us and business experience are set forth below:

Executive Officers	Age	Position
Ruann F. Ernst	54	Chief Executive Officer and President
Addo Barrows	34	Chief Financial Officer and Treasurer
Charlies Picasso	59	Chief Operating Officer
Chris Albinson	34	Chief Strategy Officer
Howard Lasky	48	Vice President, General Counsel and Secretary
Tim Wilson	41	Chief Marketing Officer

    Ruann F. Ernst.  See "The Current Members of our Board of Directors" above for Ms. Ernst's biography.

    Addo Barrows.  Mr. Barrows joined Digital Island in May 2000 as Treasurer. He was named Interim CFO in April 2001. Before Digital Island, Mr. Barrows spent five years at Speed Fam-IPEC, Inc., a semiconductor capital equipment manufacturer, where he held several treasury positions, most recently as Director, Treasury. Before that, he served four years in the United States Navy. Mr. Barrows holds an M.I.M. from Thunderbird—The American Graduate School of International Management and a B.A. in Economics from the University of Dublin, Trinity College.

    Charles Picasso.  Mr. Picasso has served as Chief Operating Officer since September 2000. From 1999 to 2000, Mr. Picasso served as President at CDI Information Technology Services. From 1996 to 1998, he served as Senior Vice President, Worldwide Profession Services Unit at NCR Corporation/AT&T Global Solutions. From 1995 to 1996, he served as President and Chief Executive Officer of AT&T Istel, AT&T Solutions Europe. Prior to that position, he served as Vice President, European and Asian Operations with Control Data Corp. inLondon, and as President and CEO of the Concept Group in Paris. Prior to that, he worked at Prime Computer, Inc. and Xerox Corp., including senior management positions in sales and marketing. He served on the Advisory Board of the College of Engineering, Wright State University in Ohio. He graduated from the University of Sciences at Montpellier in France with a degree in computer science.

    Chris Albinson.  Mr. Albinson has served as Chief Strategy Officer since January 2001 and previously served as Vice President of Corporate Development since September 1999. From 1993 to August 1999, Mr. Albinson served as Assistant Vice President at Newbridge Networks Corp., manufacturer of digital electronic network products. Mr. Albinson holds an M.B.A. from the University of Western Ontario.

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    Howard Lasky.  Mr. Lasky has served as Vice President, General Counsel and Secretary since March 2000. From 1997 through March 2000, Mr. Lasky was a partner and from 1988 through 1997 an associate at the law firm of Howard, Rice, Nemerovski, Canady, Falk & Rabkin.

    Tim Wilson.  Mr. Wilson has served as Chief Marketing Officer since January 2001, and previously served as Vice President of Marketing since March 1998. From December 1996 to March 1998, Mr. Wilson served as General Manager within the Business Communications Systems Division of Lucent Technologies, a telecommunications equipment supplier. Mr. Wilson also served as Executive Director and General Manager of the Business Communications Systems Division of AT&T Australia from November 1994 to December 1996. Mr. Wilson holds a B.A. in Physics from Bowdoin College and an M.B.A. from the Fuqua School of Business at Duke University.

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Security Ownership of Certain Beneficial Owners and Management

    The following table sets forth certain information known to us with respect to the beneficial ownership of our common stock as of May 15, 2001, by (a) all persons who are beneficial owners of 5% or more of our common stock, (b) each director, (c) the named executive officers listed in the summary compensation table of the section of this Information Statement and (d) all such directors and named executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable.

Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
Ruann F. Ernst(2)	1,128,115	1.4%
Rick Schultz(3)	371,804	*
Tim Wilson(4)	178,630	*
Paul Evenson(5)	136,431	*
Chris Albinson	188,417	*
Charlie Bass(6)	486,228	*
Christos Cotsakos(7)	70,531	*
Mary Cirillo-Goldberg(8)	30,000	*
G. Bradford Jones(9)	39,485	*
Shahan Soghikian(10)	20,000	*
Robert Marbut(11)	30,000	*
All current directors and executive officers as a group (11 persons)(12)	2,679,641	3.3%

*
Less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to stock options which are currently exercisable or will become exercisable within 60 days after May 15, 2001 are deemed outstanding for computing the percentage of the person or group holding such options, but are not deemed outstanding for computing the percentage of any other person or group.

(2)
Consists of 583,265 shares of common stock held directly by Ms. Ernst and 544,850 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

(3)
Consists of 283,333 shares of common stock held directly by Mr. Schultz and 88,471 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

(4)
Consists of 126,582 shares of common stock held directly by Mr. Wilson and 52,048 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

(5)
Consists of 40,833 shares of common stock held directly by Mr. Evenson and 95,598 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

(6)
Consists of 91,945 shares of common stock held directly by Mr. Bass, 374,283 shares of common stock held by the Bass Trust U/D/T Dated April 29, 1988, and 20,000 shares of common stock subject to options exercisable within 60 days of May 15, 2001. Mr. Bass, a director of Digital Island, is the trustee of the Bass Trust U/D/T Dated April 29, 1988.

(7)
Consists of 39,444 shares of common stock subject to options exercisable within 60 days of May 15, 2001 and 31,087 shares of common stock held directly by The Cotsakos Revocable Trust, dated September 3, 1987. Excludes any additional shares of common stock held by E*TRADE

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  Group, Inc. and related entities. Mr. Cotsakos, a director of Digital Island, is the Trustee of the Cotsakos Trust and Chairman of the Board and Chief Executive Officer of E*TRADE Group, Inc.

(8)
Consists of 30,000 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

(9)
Consists of 389 shares of common stock held directly by Mr. Jones, 28,645 shares of common stock held directly by the Jones Family Trust, 9,548 shares of common stock held by the W.H. Walecka Trust, DTD 11/15/97, 9,548 shares of common stock held by the J.E. Walecka Trust DTD 11/15/97, and 20,000 shares of common stock subject to options exercisable within 60 days of May 15, 2001. Excludes any additional shares of common stock held by the Brentwood Venture Capital and related entities. Mr. Jones is the Trustee of the W.H. Walecka Trust and J.E. Walecka Trust.

(10)
Consists of 20,000 shares of common stock subject to options exercisable within 60 days of May 15, 2001. Excludes any additional shares of common stock held by JP Morgan Partners and related entities. Mr. Soghikian, a director of Digital Island, is a General Partner of JP Morgan Partners.

(11)
Consists of 30,000 shares of common stock subject to options exercisable within 60 days of May 15, 2001.

Section 16(a) Beneficial Ownership Reporting Compliance

    Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file an initial report of securities ownership on Form 3 and reports of changes in securities ownership on Form 4 or 5 with the Securities and Exchange Commission (the "SEC"). Such executive officers, directors and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no Forms 4 or 5 were required for such persons, the Company believes that, for the reporting period from October 1, 1999 to September 30, 2000, the executive officers and directors complied with all their reporting requirements under Section 16(a) for such fiscal year, except that Mr. Bass did not timely file his Form 4 in January 2000 for the receipt of shares of common stock in connection with the acquisition of Sandpiper Networks, Inc., Mr. Wilson did not timely file his Form 4 with respect to his sale of 7,948 shares of our common stock in July 2000 and Mr. Albinson did not timely file his Form 3 in September 2000.

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Executive Compensation

Summary of Cash and Other Compensation

    The following table provides certain summary information concerning the compensation earned by our chief executive officer and each of our four other most highly compensated executive officers whose annual salary and bonus for fiscal year 2000 was in excess of $100,000, or would have been had they served for all of fiscal year 2000, for services rendered in all capacities to us and our subsidiaries for the fiscal years ended September 30, 1999 and 2000. The listed individuals referred to herein are our named executive officers. No executive officer who would have otherwise been includable in such table on the basis of salary and bonus earned for 2000 fiscal year has been excluded by reason of his or her termination of employment or change in executive status during that year.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Underlying Options/SARs	All Other Compensation
Ruann F. Ernst Chief Executive Officer, President and Director	2000 1999	$218,174 185,961	$71,000 64,250	—	375,000 1,044,159	$38,379 24,620	(1) (1)
Rick Schultz Vice President, Sales and Implementation Services	2000 1999	164,119 82,500	87,600 23,111	— —	35,000 200,000	— —
Tim Wilson Chief Marketing Officer	2000 1999	170,417 180,446	65,900 51,250	— —	60,000 280,000	— —
Paul Evenson Vice President, Operations	2000 1999	174,321 146,635	49,000 27,222	— —	30,000 200,000
Chris Albinson Chief Strategy Officer	2000 1999	180,000 37,500	37,500 —	— —	45,000 200,000	18,476	(2)

(1)
Consists of reimbursement of rent for Ms. Ernst's apartment in San Francisco, California.

(2)
Consists of a forgiveness of a portion of an outstanding loan we made to Mr. Albinson.

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Stock Options and Stock Appreciation Rights

    The following table contains information concerning the stock options granted to each of the named executive officers listed in the summary compensation table during the 2000 fiscal year. The stock option grants were made under our 1999 Stock Incentive Plan and 2000 Supplemental Plan. No stock appreciation rights were granted to our named executive officers during the 2000 fiscal year.

    The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the ten-year term of the option at its time of grant. It is calculated based on the assumption that our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.

    We granted these options under our 1999 Stock Incentive Plan. Each option has a maximum term of ten years, subject to earlier termination if the optionee's services are terminated. The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 6,944,444 shares of common stock granted during the 2000 fiscal year. The following table sets forth information concerning the individual grants of stock options to each of our named executive officers in 2000 fiscal year.

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants
					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		% of Total Options Granted to Employees in Fiscal Year
	Number of Securities Underlying Options Granted(#)
			Exercise or Base Price ($/Sh)
Name				Expiration Date
					5%($)	10%($)
Ruann F. Ernst	250,000	3.6%	49.44	11/15/09	7,773,131	19,692,653
Ruann F. Ernst	125,000	1.8%	17.19	5/24/10	1,351,336	3,424,553
Rick Schultz	35,000	0.5%	25.88	4/14/10	569,652	1,443,612
Tim Wilson	60,000	0.8%	25.88	4/14/10	976,547	2,474,763
Paul Evenson	15,000	0.2%	38.69	10/25/09	364,979	924,928
Paul Evenson	15,000	0.2%	25.88	4/14/10	244,137	618,691
Chris Albinson	25,000	0.4%	84.50	1/31/10	1,328,539	3,366,780
Chris Albinson	20,000	0.3%	17.19	5/24/10	216,214	547,929

    On April 6, 2001, our compensation committee authorized the implementation of an option exchange program for certain members of our senior management as part of a retention initiative to address the recent decline in the stock price of our common stock and the resulting failure of the outstanding stock options to serve as a meaningful incentive for continued employment. Under the option exchange program, members of our senior management were given the opportunity to exchange their outstanding options with exercise prices above a designated price per share for shares of restricted common stock. The option exchange program commenced on April 6, 2001, concluded on April 23, 2001. Our eligible executive officers exchanged outstanding options to purchase an aggregate of 2,027,750 shares of our common stock in exchange for an aggregate of 1,015,083 shares of restricted common stock. The shares of restricted common stock were issued out of the share reserve under our

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1999 Stock Incentive Plan upon the individual's payment of the $0.001 per share par value. The restricted common stock vests in a series of installments over a 3-year period of continued service to us, as provided in the Restricted Stock Issuance Agreement. The options exchanged for the restricted common stock were cancelled, and the shares of common stock underlying those cancelled options were returned to the share reserve under the Company's 1999 Stock Incentive Plan.

Aggregated Option/SAR Exercises and Fiscal Year-End Values

    The following table provides information about stock options exercised in fiscal year 2000 and options held as of September 30, 2000 by each of our executive officers named in the summary compensation table and the number of shares subject to unexercised stock options held by them as of the close of the fiscal year. No stock appreciation rights were exercised during fiscal year 2000, and no stock appreciation rights were outstanding at September 30, 2000. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND YEAR-END VALUES

	Shares Acquired on Exercise (#)		Number of Securities Underlying Unexercised Options at Year-End		Value of Unexercised In-The-Money Options at Year-End
Name		Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Ruann F. Ernst	146,600	$7,173,138	437,137	602,090	$6,220,996	$4,744,419
Rick Schultz	23,529	639,754	54,095	157,376	702,830	1,856,000
Tim Wilson	70,444	5,296,800	45,301	171,006	584,275	1,905,937
Paul Evenson	21,233	1,060,748	64,222	144,545	895,671	1,794,124
Chris Albinson	12,250	111,720	49,581	183,169	2,601	28,599

(1)
"Value realized" is equal to the difference between the fair value of the shares at the time of exercise and the exercise price for the shares. "Value of Unexercised In-The-Money Options at Year-End" is based on the closing selling price per share at the close of the 2000 fiscal year less the exercise price payable per share.

Employment Contracts, Termination of Employment and Change in Control Arrangements

    We have entered into employment agreements with Ms. Ernst, and Messrs. Schultz, Evenson, Wilson and Albinson, each of whom are named executive officers of Digital Island for the 2000 fiscal year. All outstanding options held by the foregoing officers will automatically vest in full upon an acquisition of Digital Island by merger, sale of substantially all the assets or sale of more than 50% of our outstanding voting securities, unless those options are assumed or otherwise continued in effect by a successor entity and our repurchase rights for any unvested shares subject to those options are to remain in force following such acquisition.

    Ruann F. Ernst, our Chief Executive Officer, previously entered into an employment agreement with us on May 20, 1998 in connection with her commencement of employment. On December 15, 1999, the agreement was amended and restated to increase her salary and bonus levels and to provide her with enhanced severance benefits. Accordingly, should Ms. Ernst's employment be involuntarily terminated (other than for cause) in the absence of a change in control or ownership of Digital Island or more than 18 months following such a change in control or ownership, she will become entitled to the following severance benefits: (i) 12 months of salary continuation, (ii) 50% of her target bonus for the fiscal year in which her involuntary termination occurs, provided the designated performance milestones for that year are actually attained, (iii) continued health care coverage at our expense for up

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to 12 months and (iv) 12 months of accelerated vesting of her outstanding stock options. Should her employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of Digital Island, she will become entitled to the following change in control severance benefits: (i) 12 months of salary continuation, (ii) 50% of her target bonus for the fiscal year in which her involuntary termination occurs, provided the designated performance milestones for that year are actually attained, (iii) continued health care coverage at our expense for up to 12 months and (iv) accelerated vesting of all her outstanding stock options, with the right to exercise those options for up to one year following the date of her involuntary termination. For purposes of such severance benefits, an involuntary termination will include any constructive termination resulting in her resignation within 90 days following a material reduction in her duties, a reduction in her base salary or are location of her principal place of employment by more than 50 miles. Should she resign for any other reason within 6 months after a change in control or ownership of Digital Island, her severance benefits will be limited to 24 months of accelerated vesting under her outstanding options, with the right to exercise those options for up to one year following such resignation. Ms. Ernst will be subject to certain non-compete covenants and consulting obligations for up to a two-year period following her termination or resignation.

    On February 18, 1999, Rick Schultz, Digital Island's Vice President of Sales and Implementation Services, entered into an employment agreement with Digital Island. Should Mr. Schultz's employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of Digital Island, he will become entitled to accelerated vesting of all his stock options.

    On October 26, 1998, Paul Evenson, Digital Island's Vice President of Operations, entered into an employment agreement with Digital Island. Should Mr. Evenson's employment be involuntarily terminated (other than for cause) in the absence of a change in control or ownership of Digital Island or more than 18 months following such a change in control or ownership, he will become entitled to the following severance benefits: (i) 6 months of salary continuation, and (ii) continued health care coverage at our expense for up to 6 months. Should his employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of Digital Island, he will also become entitled to accelerated vesting of all his stock options.

    On March 16, 1998, Tim Wilson, Digital Island's Chief Marketing Officer, entered into an employment agreement with Digital Island. Should Mr. Wilson's employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of Digital Island, he will be entitled to accelerated vesting of all his stock options.

    On July 13, 1999, Chris Albinson, Digital Island's Chief Strategy Officer, entered into an employment agreement with Digital Island. Should Mr. Albinson's employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of Digital Island, he will be entitled to accelerated vesting of all his stock options.

Director Compensation

    Non-employee board members received $1,500 in cash compensation plus expenses for each board meeting attended and $500 in cash compensation plus expenses for each committee meeting attended.

    Under the Automatic Option Grant Program in effect under the Company's 1999 Stock Incentive Plan, an automatic option grant for 10,000 shares of common stock will be made at each annual stockholders meeting to each individual who is to continue to serve as a non-employee board member, whether or not his or her class of directors is standing for re-election at that particular annual meeting. Each annual option grant will have an exercise price equal to the fair market value of the option shares on the grant date and will be vested as to all the option shares immediately upon the grant date. The option will have a maximum term of 10 years measured from the grant date, subject to earlier termination upon the optionee's cessation of service on the board.

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    Accordingly, Messrs. Bass, Cotsakos, Jones and Soghikian each received a fully-vested automatic option grant for 10,000 shares on April 3, 2001, the date of the 2001 annual stockholders meeting, with an exercise price of $1.50 per share, the closing selling price per share of our common stock on that date.

    Each newly elected or appointed non-employee board member will, upon his or her initial election or appointment to the board receive an automatic option grant for 30,000 shares of common stock. Each such initial option grant will have an exercise price equal to the fair market value of the option shares on the grant date and will be immediately exercisable for all the option shares. However, any shares purchased under the option will be subject to repurchase by us, at the option exercise paid per share, upon the optionee's cessation of board service prior to vesting in the shares. The shares subject to each such initial 30,000 options will vest in a series of 6 successive equal semi-annual installments upon the optionee's completion of each 6-month period of board service over the 36-month period measured from the grant date. However, the shares will immediately vest upon certain changes in control or ownership of the company. Each option will have a maximum term of 10 years measured from the grant date, subject to earlier termination upon the optionee's cessation of service on the board.

    Accordingly, Ms. Cirillo-Goldberg received an automatic option grant for 30,000 shares on April 3, 2001, the date of her election to our board of directors, with an exercise price of $1.50 per share, the closing selling price per share of our common stock on that date. Additionally, Mr. Marbut received an automatic option grant for 30,000 shares on May 9, 2001, the date he was appointed to our board of directors, with an exercise price of $2.00 per share, the closing selling price per share of our common stock on that date.

    Our non-employee board members are also eligible to receive discretionary option grants and stock issuances under our 1999 Stock Incentive Plan for their service on the board of directors.

Compensation Committee Interlocks and Insider Participation

    The compensation committee of the board of directors was formed in July 1998, and the current members of the compensation committee is Charlie Bass and Mary Cirillo-Goldberg. None of the members of the compensation committee of the board of directors was at any time since the formation of Digital Island an officer or employee of Digital Island. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or our compensation committee of the board of directors.

CERTAIN TRANSACTIONS

  Indemnification Agreements

    We have entered into indemnification agreements with each of our directors and executive officers. These agreements require us, among other things, to indemnify such directors and officers for certain expenses, judgements, fines and settlement amounts incurred by such person in any threatened, pending or complete action, suit or proceeding by reason of any event or occurrence arising out of such person's services as a director or officer.

  Officer Loans

    On April 21, 1999, Ms. Ernst, our current Chairman of the Board and Chief Executive Officer, delivered a promissory note to us in payment of the exercise price of certain outstanding stock options she held under our 1998 stock option/stock issuance plan. Ms. Ernst delivered a full-recourse promissory note in the principal amount of $199,998 in payment of the exercise price for 133,332 shares of our common stock. The note bears interest at the rate of 7.75% per annum, compounded

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semi-annually, and is secured by the purchased shares. Accrued interest is due and payable at successive quarterly intervals over the four-year term of the note, and the principal balance will become due and payable in one lump sum at the end of such four-year term. However, the entire unpaid balance of the note will become due and payable upon termination of employment or failure to pay any installment of interest when due. None of the shares serving as security for the note may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid to us.

    On June 14, 1999, Ms. Ernst borrowed an additional $128,000 from us in order to finance the tax liability she incurred in connection with the April 21, 1999 exercise of her stock options for 133,332 shares. The loan is evidenced by a full-recourse promissory note with interest at the rate of 7.75% per annum, compounded semi-annually, and secured by the same 133,332 shares which serve as collateral for Ms. Ernst's April 21, 1999 promissory note. The terms of her note, including the due dates for payment of principal and accrued interest and the acceleration provisions, are substantially the same as the terms in effect for her April 21, 1999 note. The April 21 and June 14, 1999, promissory notes from Ms. Ernst aggregate to a principal total indebtedness to Digital Island of $327,998.

    In December 2000, the Company forgave a total of $109,333 of Ms. Ernst's outstanding principal loans.

    On July 13, 1999, Mr. Albinson, our current Chief Strategy Officer, borrowed $100,000 from us. The loan is interest free, with $50,000 being forgiven ratably over a period of five years. At the end of the five-year term, the $50,000 portion of the loan that has not been forgiven is to be repaid in one lump sum. In the event that Mr. Albinson's employment terminates during the five-year period, the outstanding unforgiven balance of the loan is to be repaid at the time of the termination.

    In December 2000, Mr. Albinson's loan terms were revised such that $45,000 of his outstanding principal balance was forgiven on April 18, 2001, and the remaining $45,000 is to be forgiven on October 18, 2001, provided he continues in our employ.

    On November 8, 2000, Mr. Charles Picasso, our current Chief Operating Officer, delivered two promissory notes to us totaling $600,000. The first promissory note of $150,000 accrues interest at 8% per annum. The first principal payment of $100,000 is due upon the sale of Mr. Picasso's previous residence. The final principal payment, together with accrued interest is due in November 2001. The second promissory note of $450,000 accrues interest at 8% per annum. Principal payments commence in November 2002 on a monthly basis until the final payment date in November 2004. The note in the amount of $450,000 is secured by Mr. Picasso's principal residence.

    The following table indicates the highest amount outstanding under each of the foregoing loans during the 2000 fiscal year and the amount outstanding under each loan as of December 31, 2000:

	Highest FY 2000 Balance	Outstanding Balance as of 12/31/00
Ms. Ernst	$327,998	$218,665
Mr. Albinson	$100,000	$90,000
Mr. Picasso	$—	$600,000

  E*TRADE Agreements

    We have previously entered into a global data distribution agreement with E*TRADE dated August 1, 1997 where we provide hosting and network services for E*TRADE. Mr. Costakos, a member of our board of directors, is President, Chief Executive Officer and a director of E*TRADE.

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Compensation Committee Report on Executive Compensation

  Compensation Committee Report

    The Compensation Committee (the "Committee") of the Board of Directors sets the compensation of the Chief Executive Officer, reviews the design, administration and effectiveness of compensation programs for other key executives and approves stock option grants for all executive officers. The committee is composed entirely of outside directors.

  Compensation Philosophy and Objectives

    The Company operates in the extremely competitive and rapidly changing high technology industry. The Committee believes that the compensation programs for the executive officers should be designed to attract, motivate and retain talented executives responsible for the success of the Company and should be determined within a competitive framework and based on the achievement of designated financial targets, individual contribution, customer satisfaction and financial performance relative to that of the Company's competitors.

    Within this overall philosophy, the Committee's objectives are to:

      1.  Offer a total compensation program that takes into consideration the compensation practices of a group of specifically identified peer companies (the "Peer Companies") and other selected companies with which the Company competes for executive talent.

      2.  Provide annual variable incentive awards that take into account the Company's overall financial performance in terms of designated corporate objectives and the relative performance of the Peer Companies as well as individual contributions.

      3.  Align the financial interests of executive officers with those of stockholders by providing significant equity-based, long-term incentives.

  Compensation Components and Process

    The three major components of the Company's executive officer compensation are: (i) base salary, (ii) variable incentive awards and (iii) long-term, equity-based incentive awards. The Committee determines the compensation levels for the executive officers with the assistance of the Company's Human Resources Department and independent consulting firms that furnish the Committee with executive compensation data drawn from a nationally recognized survey of similarly sized technology companies comprising the Peer Companies. The positions of the Company's Chief Executive Officer and executive officers were compared with those of their counterparts at the Peer Companies, and the market compensation levels for comparable positions were examined to determine base salary, target incentives and total cash compensation. In addition, the practices of the Peer Companies concerning stock option grants were reviewed and compared.

    Base Salary. The base salary for each executive officer is determined at levels considered appropriate for comparable positions at the Peer Companies. The Company's policy is to target base salary levels between the 50th and 75th percentile of compensation practices at the Peer Companies.

    Variable Incentive Awards. To reinforce the attainment of Company goals, the Committee believes that a portion of the annual compensation of each executive officer should be in the form of variable incentive pay. The annual incentive pool for executive officers is determined on the basis of the Company's achievement of the financial performance targets established at the beginning of the fiscal year and also includes a component based on the executive's contribution. The incentive plan sets a threshold level of Company performance based on revenue that must be attained before any incentives are awarded. Once the fiscal year's threshold is reached, specific formulas are in place to calculate the actual incentive payment for each officer. A target is set for each executive officer based on targets for comparable positions at the Peer Companies and is stated in terms of an escalating percentage of the officer's base salary for the year. In fiscal 2000, the Company achieved its financial performance targets.

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Awards paid reflected those results plus individual accomplishments of both corporate and functional objectives.

    Long-Term, Equity-Based Incentive Awards. The goal of the Company's long-term, equity-based incentive awards is to align the interests of executive officers with stockholders and to provide each executive officer with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. The Committee determines the size of long-term, equity-based incentives according to each executive's position within the Company and sets a level it considers appropriate to create a meaningful opportunity for stock ownership. In addition, the Committee takes into account an individual's recent performance, his or her potential for future responsibility and promotion, comparable awards made to individuals in similar positions with the Peer Companies and the number of unvested options held by each individual at the time of the new grant. The relative weight given to each of these factors varies among individuals at the Committee's discretion. During fiscal year 2000, the Committee made option grants to Ms. Ernst and Messrs. Schultz, Evenson, Wilson and Albinson, its named executive officers, under the Company's 1999 Stock Incentive Plan. Each grant allows the officer to acquire shares of the Company's common stock at a fixed price per share (the market price on the grant date) over a specified period of time. Options granted to this group of individuals in fiscal year 2000 vest in periodic installments over a four-year period, contingent upon the executive officer's continued employment with the Company. Accordingly, the option grants will provide a return only if the officer remains with the Company and only if the market price of the Company's common stock appreciates over the option term.

    CEO Compensation. The original compensation package for Ms. Ernst was negotiated with her at the time she commenced her employment in June 1998 and consisted of three components: base salary of $150,000, annual incentive compensation of up to $60,000 and stock options for 794,159 shares with an exercise price of $1.50 per share. On December 15, 1999, the Committee revised Ms. Ernst's compensation package, and an amended and restated employment agreement was executed. Under the revised agreement, Ms. Ernst received an annual salary of $200,000, effective March 1, 1999, and her target bonus was increased to $80,000 effective with the fiscal year beginning October 1, 1999. Such bonus became payable in quarterly installments upon the Company's achievement of performance milestones established by the Committee with her concurrence. Effective as of October 1, 2000, Ms. Ernst's annual salary increased to $250,000, and her target bonus increased to $100,000. Such bonus will be payable in semi-annual installments upon the Company's achievement of performance milestones established by the Committee with her concurrence. The Committee believes that the revised salary and bonus are necessary to maintain Ms. Ernst's compensation at a competitive level in the industry. In addition, the revised agreement provides enhanced severance benefits. Should Ms. Ernst's employment be involuntarily terminated (other than for cause) in the absence of a change in control or ownership of the Company or more than 18 months following such a change in control or ownership, she will become entitled to the following severance benefits: (i) 12 months of salary continuation, (ii) 50% of her target bonus for the fiscal year in which her involuntary termination occurs, provided the designated performance milestones for that year are actually attained, (iii) continued health care coverage at the Company's expense for up to 12 months and (iv) 12 months of accelerated vesting under her outstanding stock options. Should her employment be involuntarily terminated (other than for cause) within 18 months following a change in control or ownership of the Company, she will become entitled to the following change in control severance benefits: (i) 12 months of salary continuation, (ii) 50% of her target bonus for the fiscal year in which her involuntary termination occurs, provided the designated performance milestones for that year are actually attained, (iii) continued health care coverage at the Company's expense for up to 12 months and (iv) accelerated vesting of all her outstanding stock options, with the right to exercise those options for up to one year following the date of her involuntary termination. For purposes of such severance benefits, an involuntary termination will include any constructive termination occasioned by her resignation within 90 days following a material reduction in her duties, a reduction in her base salary or a relocation of her principal place of employment by more than 50 miles. Should she resign for any other reason

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within 6 months after a change in control or ownership of the Company, her severance benefits will be limited to 24 months of accelerated vesting under her outstanding options, with the right to exercise those options for up to one year following such resignation. In consideration for these enhanced benefits, Ms. Ernst will be subject to certain non-compete covenants and consulting obligations for up to a two-year period following her termination or resignation.

    Although Ms. Ernst's target bonus for the 2000 fiscal year was established as a percentage of her base salary pursuant to her employment agreement, the actual performance milestones for the payment of that bonus were set by the Committee at the start of the 2000 fiscal year with her concurrence, and those milestones were the same as those used for incentive compensation purposes for all of the Company's other executive officers for the 2000 fiscal year. The Committee also granted Ms. Ernst options for a total 375,000 shares during the 2000 fiscal year. The option grants were made in recognition of Ms. Ernst's performance and leadership with the Company and were designed to provide her with a significant incentive to remain in the Company's employ over the 4-year vesting period in effect for those grants. In addition, the options place a significant portion of her total compensation at risk, since those options will have value only if the market price of the Company's common stock appreciates over the term of those options.

  Compliance with Internal Revenue Code Section 162(m)

    Section 162(m) of the Internal Revenue Code disallows a tax deduction to publicly held companies for compensation paid to certain of their executive officers, to the extent that compensation exceeds $1 million per covered officer in any fiscal year. The limitation applies only to compensation that is not considered to be performance-based. Non-performance based compensation paid to the Company's executive officers for the 2000 fiscal year did not exceed the $1 million limit for any officer, and the Compensation Committee does not anticipate that the non-performance based compensation to be paid to the Company's executive officers for fiscal 2001 will exceed that limit. The Company's 1999 Stock Incentive Plan has been structured so that any compensation deemed paid in connection with the exercise of option grants made under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. Because it is unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual cash compensation of any executive officer ever approach the $1 million level.

  Other Elements of Executive Compensation

    Executives are eligible for corporation-wide medical and dental benefits and participation in a 401(k) plan under which the Company currently provides no matching contributions. In addition, executives participate in a corporation-wide short and long-term disability insurance program and a group term life insurance program.

    It is the opinion of the Committee that the executive compensation policies and plans provide the necessary total remuneration program to properly align our performance and interests of our stockholders through the use of competitive and equitable executive compensation in a balanced and reasonable manner, for both the short- and long-term.

Submitted by the Compensation Committee of our Board of Directors
Charlie Bass and Mary Cirillo-Goldberg

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\

Audit Committee Report

    The following is the report of the audit committee with respect to the Company's audited financial statements for the fiscal year ended September 30, 2000, which include the consolidated balance sheets of the Company as of September 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended September 30, 2000, and the notes thereto. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the 1934 Securities Exchange Act, as amended, except to the extent that the Company specifically incorporates it by reference in such filing.

  Review with Management

    The audit committee has reviewed and discussed the Company's audited financial statements with management.

  Review and Discussions with Independent Accountants

    The audit committee has discussed with PricewaterhouseCoopers LLP, the Company's independent accountants, the matters required to be discussed by SAS 61 (Codification of Statements on Accounting Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

    The audit committee has also received written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (which relates to the accountant's independence from the Company and its related entities) and has discussed with PricewaterhouseCoopers LLP their independence from the Company.

  Conclusion

    Based on the review and discussions referred to above, the committee recommended to the Company's Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

Submitted by the Audit Committee of Our Board of Directors
Charlie Bass, G. Bradford Jones and Shahan Soghikian

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STOCK PERFORMANCE GRAPH

    The following graph shows a comparison of cumulative total return on our common stock, based on the market price of our stock assuming reinvestment of dividends with a return of the Standard and Poor's 500 Index, the Nasdaq National Stock Market (U.S.) Index, and the Dow Jones Internet Services Index for the period beginning June 28, 1999, the day our common stock began trading, through December 31, 2000.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG DIGITAL ISLAND, INC., THE STANDARD AND POOR'S 500 INDEX, THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE DOW JONES INTERNET SERVICES INDEX

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by us under those statutes, neither the preceding Stock Performance Graph nor the Compensation Committee Report is to be incorporated by reference into any such prior filings, nor shall such graph or report be incorporated by reference into any future filings made by us under those statutes.

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QuickLinks

  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
SIGNATURE
  Annex A
ANNEX B Additional Information Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder General
Our Voting Securities
Designees to the Board of Directors of Digital Island
The Current Members of Our Board of Directors
Board Committees and Meetings
Our Current Executive Officers
Security Ownership of Certain Beneficial Owners and Management
Section 16(a) Beneficial Ownership Reporting Compliance
Executive Compensation
SUMMARY COMPENSATION TABLE
OPTION GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END VALUES
CERTAIN TRANSACTIONS
Compensation Committee Report on Executive Compensation
Audit Committee Report
STOCK PERFORMANCE GRAPH
COMPARISON OF CUMULATIVE TOTAL RETURN AMONG DIGITAL ISLAND, INC., THE STANDARD AND POOR'S 500 INDEX, THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE DOW JONES INTERNET SERVICES INDEX